EARNINGS RELEASE 3Q26

Adjusted EBITDA of R$ 5.7 billion driven by higher sales volume, lower cash cost and contribution from Arbex.

São Paulo, November 5th, 2026. Suzano S.A. (B3: SUZB3 | NYSE: SUZ), one of the world's largest integrated pulp, paper and packaging producers, announces today its consolidated results for the 3rd quarter of 2026 (3Q26). Due to the materiality of the Consumer Goods segment in the Company's results following the acquisition of Arbex (joint venture between Suzano and Kimberly-Clark) on July 1st, 2026, Suzano informs that the business performance is presented as a separately disclosed segment in its quarterly results releases. It should be noted that, due to Suzano's 51% equity interest in Arbex, the Company consolidates 100% of its financial statements, as disclosed in the Notice to the Market of October 21, 2026.

HIGHLIGHTS

- Pulp sales[1] of 3,190 thousand tonnes (-1% vs. 3Q25).
- Consumer goods sales[2] of 299 thousand tonnes (+369% vs. 3Q25).
- Paper and packaging sales[3] of 374 thousand tonnes (stable vs. 3Q25).
- Adjusted EBITDA[4] and Operating cash generation[5] : R$5.7 billion and R$3.8 billion, respectively.
- Adjusted EBITDA from Arbex of R$694 million.
- Adjusted EBITDA[4]/t from pulp of R$1,506/t (+6% vs. 3Q25).
- Adjusted EBITDA[4]/t from consumer goods of R$2,687/t (+106% vs. 3Q25).
- Adjusted EBITDA[4]/t from paper and packaging of R$740/t (-48% vs. 3Q25).
- Average net pulp price in export market: US$591/t (+13% vs. 3Q25).
- Average net consumer goods price of R$16,798/t (+49% vs. 3Q25).
- Average net paper and packaging price of R$6,610/t (+3% vs. 3Q25).
- Pulp production cash cost ex-downtimes of R$ 825/t (+3% vs. 3Q25).
- Leverage of 3.7 times in US$ and 3.4 times in US$ *pro forma*[6].
- Free Cash Flow Yield ("FCF Yield" - LTM) of 18.3% (+0.2 p.p. vs. 3Q25).
- Return on Invested Capital ("ROIC" - LTM) of 10.3% (-1.7 p.p. vs. 3Q25).

Financial Data Consolidated (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Net Revenue	16,516	11,590	42%	12,153	36%	52,188
Adjusted EBITDA[4]	5,674	4,705	21%	5,200	9%	20,542
Adjusted EBITDA Margin[4]	34%	41%	-6 p.p.	43%	-8 p.p.	39%
Net Financial Result	1,146	(10)	—%	1,052	9%	2,341
Net Income	2,084	1,807	15%	1,961	6%	8,320
Operating Cash Generation[5]	3,836	2,885	33%	3,416	12%	12,908
Net Debt / Adjusted EBITDA[4] (x) (US$)	3.7 x	3.4 x	0.3 x	3.3 x	0.4 x	3.7 x
Net Debt/ Adj. EBITDA[4] pro forma[6] (x) (US$)	3.4 x	— x	—x	— x	—x	3.4 x

Sales ('000 t)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Pulp[1]	3,190	2,958	8%	3,227	-1%	12,517
Consumer Goods[2]	299	66	351%	64	369%	499
Paper and Packaging[3]	374	340	10%	372	—%	1,433

(1) Considers intersegment pulp sales.
(2) Considers the results of Arbex and the tissue operation in Brazil.
(3) Considers the results of the operation of the Suzano Packaging US Unit (Pine Bluff and Waynesville).
(4) Excludes non-recurring items.
(5) Considers Adjusted EBITDA less sustaining capex (cash basis).
(6) Considers Arbex's *pro forma* Adjusted EBITDA for the last twelve months. (R$ 2.8 billion / US$ 531 million)

The consolidated quarterly financial information was prepared in accordance with the standards set by the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC) and complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operating and financial information is presented on a consolidated basis and in Brazilian real (R$). Note that figures may present discrepancies due to rounding. CONTENTS EXECUTIVE SUMMARY ................................................................................................................................................................ 3 PULP BUSINESS PERFORMANCE .............................................................................................................................................. 4 PULP SALES VOLUME AND REVENUE ................................................................................................................................ 4 PULP CASH COST .................................................................................................................................................................. 6 PULP SEGMENT EBITDA ...................................................................................................................................................... 9 OPERATING CASH GENERATION FROM THE PULP SEGMENT ....................................................................................... 10 CONSUMER GOODS BUSINESS PERFORMANCE .................................................................................................................... 11 CONSUMER GOODS SALES VOLUME AND REVENUE ...................................................................................................... 11 CONSUMER GOODS SEGMENT EBITDA ............................................................................................................................ 13 CONSUMER GOODS SEGMENT OPERATING CASH GENERATION ................................................................................. 15 PAPER AND PACKAGING BUSINESS PERFORMANCE ........................................................................................................... 15 PAPER AND PACKAGING SALES VOLUME AND REVENUE .............................................................................................. 15 PAPER AND PACKAGING SEGMENT EBITDA .................................................................................................................... 18 OPERATING CASH GENERATION FROM THE PAPER AND PACKAGING SEGMENT ..................................................... 20 FINANCIAL PERFORMANCE ....................................................................................................................................................... 20 NET REVENUE ....................................................................................................................................................................... 20 CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES ........................................................................................... 22 COST OF GOODS SOLD (COGS) .......................................................................................................................................... 22 SELLING EXPENSES ............................................................................................................................................................. 23 GENERAL AND ADMINISTRATIVE EXPENSES .................................................................................................................. 23 OTHER OPERATING INCOME (EXPENSES) ....................................................................................................................... 23 ADJUSTED EBITDA .............................................................................................................................................................. 24 FINANCIAL RESULT ............................................................................................................................................................. 24 DERIVATIVE OPERATIONS ................................................................................................................................................. 26 NET INCOME (LOSS) ............................................................................................................................................................ 30 DEBT ....................................................................................................................................................................................... 30 CAPITAL EXPENDITURE ...................................................................................................................................................... 33 OPERATING CASH FLOW ..................................................................................................................................................... 33 FREE CASH FLOW ................................................................................................................................................................. 34 ROIC ("RETURN ON INVESTED CAPITAL") ....................................................................................................................... 35 CHANGES IN NET DEBT ....................................................................................................................................................... 36 ESG ......................................................................................................................................................................................... 36 DISCLOSED GUIDANCE TRACKING ................................................................................................................................... 36 CAPITAL MARKETS ...................................................................................................................................................................... 37 FIXED INCOME ............................................................................................................................................................................. 39 RATING ........................................................................................................................................................................................... 39 UPCOMING EVENTS ..................................................................................................................................................................... 40 APPENDICES .................................................................................................................................................................................. 41 APPENDIX 1 – Operating Data ........................................................................................................................................ 41 APPENDIX 2 – Consolidated Income Statement and Goodwill Amortization .................................................... 43 APPENDIX 3 – Consolidated Balance Sheet ................................................................................................................. 44 APPENDIX 4 – Consolidated Statement of Cash Flow .............................................................................................. 45 APPENDIX 5 – EBITDA ....................................................................................................................................................... 46 APPENDIX 6 – Segmented Income Statement ........................................................................................................... 47 APPENDIX 7 – Income Statement - Consumer Goods (Arbex + Brazil) ............................................................... 48 Forward-Looking Statements ......................................................................................................................................... 49 3Q26 EARNINGS RELEASE Page 2 of 49

EXECUTIVE SUMMARY The third quarter of 2026 was marked by the start of operations of Arbex, a joint venture between Suzano and Kimberly-Clark, a relevant step in the Company's strategic evolution. Given the greater materiality of the consumer goods business in the composition of its results, Suzano is now reporting the performance of this segment separately, increasing the transparency and quality of information provided to the market regarding the evolution of its pulp, paper & packaging, and consumer goods businesses. During the quarter, the Chinese hardwood pulp market experienced a gradual improvement, providing a more constructive market environment by the end of the period. The better result in the Company's pulp business compared to 2Q26 is explained by higher sales volume, lower production costs and the appreciation of the US$ against the R$ during the period, partially offset by higher SG&A and lower average net price. Compared to the same period of 2025, the increase in realized pulp price explains the positive variation, despite the negative FX effects and cost pressures. In the quarter, cash production cost ex-downtimes decreased compared to 2Q26, but increased versus 3Q25, largely due to the effects arising from the conflict in the Middle East and higher wood costs. This combination of factors resulted in an increase in Adjusted EBITDA from pulp compared to the previous period and the same period of 2025. In the paper and packaging business unit, Adjusted EBITDA declined vs. 2Q26, mainly driven by higher SG&A, partially offset by higher prices. Compared to 3Q25, the reduction in this indicator is primarily explained by higher production costs at Suzano Packaging US, despite the price increase. In the consumer goods business unit, the quarter was strongly marked by the consolidation of Arbex (JV with Kimberly-Clark), resulting in total Adjusted EBITDA from the segment of R$803 million. As a result, consolidated Adjusted EBITDA for the quarter totaled R$5.7 billion, up 21% and 9% from 2Q26 and 3Q25, respectively. Operating cash generation reached R$3.8 billion in the quarter, representing a 33% increase vs. 2Q26 and a 12% increase year-over-year. As for financial management in 3Q26, net debt measured in US$ totaled US$14.7 billion, a 15% increase compared to the previous quarter, due to the disbursement related to the acquisition of Arbex (JV with Kimberly-Clark) of US$1.3 billion and the JV's existing net debt of approximately US$0.9 billion. US$ leverage, in turn, stood at 3.7x due to the increase in net debt, despite the higher Adjusted EBITDA over the last twelve months. It should be noted that this indicator does not yet capture Arbex's Adjusted EBITDA for the last twelve months, but only for 3Q26, given that the company was acquired on July 1st, 2026. Considering Arbex's pro-forma Adjusted EBITDA for the last 12 months, leverage was 3.4x in US$. The cash flow hedge policy continued to fulfill its role, with a notional amount of US$4.9 billion and average strikes for Zero Cost Collar transactions set at 6.04 (put) and 6.95 (call). During the period, Suzano recorded R$294 million in positive cash adjustments from its cash flow hedge operations. Regarding hedging of oil-related inputs, Zero Cost Collar operations closed 3Q26 contracted at US$58.73/bbl (put) and US$72.36/bbl (call) with a notional amount of US$234 million, under which the Company records positive cash adjustments when Brent exceeds the call strike levels. During the quarter, Suzano recorded R$91 million in positive cash adjustments from its commodity hedge portfolio, mitigating, in cash flow terms, the energy cost pressures arising from the Middle East conflict. Considering the operational and financial effects of 3Q26, the Company's Adjusted Free Cash Flow reached R$2.6 billion during the period. 3Q26 EARNINGS RELEASE Page 3 of 49

PULP BUSINESS PERFORMANCE PULP SALES VOLUME AND REVENUE The third quarter of 2026 was marked by a gradual shift in the hardwood pulp market, reflecting a more constructive scenario by the end of the period. In China, higher prices of imported wood during the period led to an increase in domestic fiber production costs, encouraging integrated producers to purchase market hardwood pulp. This dynamic, coupled with the announcement of a delay in the start- up of a relevant Asian hardwood project and successive declines in inventories at Chinese ports throughout the quarter, benefited the market environment by boosting sales volumes and enabling price increase announcements starting in late August. Also in China, according to SCI data, total paper production showed slight growth in 3Q26 compared to 3Q25. In the first nine months of 2026, the tissue and paperboard (ivory board) segments recorded expansions of 6% and 18%, respectively, compared to the same period of 2025. Meanwhile, printing and writing paper, despite the 10% contraction in 3Q26 versus 3Q25, maintained a positive balance for the year, accumulating a 5% growth in the period. Overall, the data continue to indicate resilient demand fundamentals across key paper segments, supporting the recent price increase announcements. In Europe, according to Utipulp, hardwood pulp consumption sustained the same demand level in 3Q26 compared to 3Q25, demonstrating resilience against softwood, which recorded a 9% decline in demand compared to the same period of the previous year. Additionally, according to EPIS, domestic production of bleached chemical pulp in 3Q26 declined by 7% compared to the same period of the previous year, following scheduled and unscheduled production downtimes in the region. In North America, the dissipation of uncertainties following the exclusion of tissue from tariff disputes between the United States and Canada in early September allowed the tissue segment to continue supporting regional demand for hardwood pulp in the quarter. Average PIX/FOEX indices for hardwood pulp in the quarter declined by 5% in the Chinese market (average of USD573/t) and remained practically stable in the European market (average of USD1,365/t) compared to 2Q26. The average price difference (spread) between softwood and hardwood pulp in the quarter stood at US$70/t in China and US$272/t in Europe. 3Q26 EARNINGS RELEASE Page 4 of 49

Suzano's pulp sales increased by 8% compared to the previous quarter, with particular emphasis to the increase in volumes to Asia, totaling 3,190 thousand tonnes. Compared to 3Q25, the 1% reduction was mainly driven by the reduction in volumes destined for Europe. Pulp Sales Volume ('000 t) -1% +8% q 3,227 2,958 3,190 210 220 223 3,017 2,737 2,967 3Q25 2Q26 3Q26 Export Market Brazilian Market The average net price in US$ for pulp sold by Suzano was US$588/t, representing a 2% decrease compared to 2Q26 and a 12% increase compared to 3Q25. In the export market, average net price realized by the Company was US$591/t, representing a 2% decrease compared to 2Q26 and a 13% increase compared to 3Q25. The average net price in R$ was R$3,022 in 3Q26, stable compared to 2Q26, driven by the 2% appreciation of the average US$ against the average R$, which offset the 2% decrease in the average price in US$. Compared to 3Q25, the 6% increase was driven by the 12% increase in the average price in US$, despite the 6% depreciation of the average US$ against the average R$. Average Net Price (US$/t) +12% -2% q 525 598 588 3Q25 2Q26 3Q26 3Q26 EARNINGS RELEASE Page 5 of 49

3Q26 EARNINGS RELEASE

suzano

Net revenue from pulp sales increased by 8% compared to 2Q26, mainly driven by higher sales volume (+8%) and the 2% appreciation of the average US$ against the average R$, partially offset by the lower average net price in US$ (-2%). Compared to 3Q25, the 4% increase was driven by the higher average net price in US$ (+12%), partially offset by the 6% depreciation of the average US$ against the average R$.


Pulp Net Revenue (R$ million)
+4%
+8%
9,231
8,926
9,640
8,618
8,306
9,006
613
620
634
3Q25
2Q26
3Q26
Export Market
Brazilian Market

PULP CASH COST


Consolidated Pulp Cash Cost ex-downtime (R$/t)
+3%
-2%
801
843
825
3Q25
2Q26
3Q26

Page 6 of 49

3Q26 EARNINGS RELEASE


Pulp Cash Cost (R$/t)
+5%
-12%
972
812
129
855
11
29
801
843
825
3Q25
2Q26
3Q26
Cash Cost ex-downtimes
Downtimes Effect

Cash cost excluding downtimes was R$825/t in 3Q26, decreasing 2% compared with 2Q26, driven by: i) lower input consumption (excluding exchange rate effect), notably auxiliary materials (effect of substitutions that occurred in 2Q26 taking advantage of the scheduled downtimes in that quarter), caustic soda, chlorine dioxide and fuel oil (greater operational stability); ii) lower fixed costs, due to greater dilution resulting from higher production volume and lower maintenance expenses; iii) lower wood costs, as a result of lower specific consumption, mainly due to improved mill yield following the scheduled maintenance downtimes. These effects were partially offset by: i) higher input prices (excluding exchange rate effect), notably chlorine dioxide, sulfuric acid, oxygen and natural gas; and ii) the 2% appreciation of the average US$ against the average R$.


Consolidated Pulp Cash Cost ex-downtime (R$/t)¹
843
350
370
179
(56)
2Q26
(5)
Δ Wood
(8)
Δ Input
(7)
Δ Fixed Cost
(0)
Δ Energy
3
Δ FX
825
345
365
172
(56)
3Q26
Wood
Input
Fixed Cost
Energy
FX

(1) Excludes the impact of maintenance and administrative downtimes.

Page 7 of 49

3Q26 EARNINGS RELEASE

Cash cost excluding downtimes was 3% higher in 3Q26 compared with 3Q25, driven by: i) higher input prices (excluding exchange rate effect), notably chlorine dioxide, natural gas and sulfuric acid (mainly reflecting the effects of the conflict in the Middle East on global commodities and energy markets); and ii) higher wood costs, mainly driven by higher harvesting costs (impacted mainly by labor and maintenance), the consumption mix, and higher logistics and diesel expenses. These effects were partially offset by: i) better utilities result, given the higher exported volume and better selling price (benefited by the energy auction as disclosed by the Company in the Notice to the Market dated May 27th, 2022); ii) lower fixed costs, as a result of the higher production volume and lower maintenance expenses; iii) the 6% depreciation of the average US$ against the average R$; and iv) lower input consumption mainly due to greater operational efficiency, with a reduction mainly in fuel oil and quicklime.


Consolidated Pulp Cash Cost ex-downtime (R$/t)
801
319
340
181
(38)
3Q25
26
Δ Wood
35
Δ Input
(9)
Δ Fixed Cost
(18)
Δ Energy
(10)
Δ FX
825
345
365
172
(56)
3Q26
Wood
Input
Fixed Cost
Energy
FX

(1) Excludes the impact of maintenance and administrative downtimes.


Cash Cost 3Q26¹
Fixed Costs 20%
Other Variables 3%
Energy 13%
Chemicals 25%
Wood 39%


Cash Cost 3Q25¹
Fixed Costs 22%
Other Variables 3%
Energy 13%
Chemicals 24%
Wood 38%

(1) Based on cash cost excluding downtimes. Excludes energy sales.

Page 8 of 49

3Q26 EARNINGS RELEASE

PULP SEGMENT EBITDA

Pulp Segment	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Adjusted EBITDA (R$ million)[1]	4,805	4,293	12%	4,585	5%	18,172
Sales volume (k t)	3,190	2,958	8%	3,227	-1%	12,517
Pulp adjusted[1] EBITDA (R$/t)	1,506	1,451	4%	1,421	6%	1,452

(1) Excludes non-recurring items.

Adjusted EBITDA from pulp segment was 12% higher compared with 2Q26, driven by: i) higher sales volume (+8%); ii) the reduction in Cash COGS, in turn as a result of the lower impact from scheduled maintenance downtimes and the 2% reduction in cash cost excluding downtimes, despite higher logistics costs (mill-to-port logistics); and iii) the 2% appreciation of the average US$ against the average R$. These effects were partially offset by: i) higher SG&A (notably higher personnel expenses related to variable compensation); and ii) the lower average net price in US$ (-2%). Adjusted EBITDA per ton increased by 4% due to the same factors, excluding sales volume.

Compared to 3Q25, **Adjusted EBITDA from pulp segment** increased by 5% driven by the higher average net price in US$ (+12%). These effects were partially offset by: i) the 6% depreciation of the average US$ against the average R$; and ii) higher Cash COGS, in turn explained by the higher cash cost excluding downtimes (+3%) and greater impact from scheduled maintenance downtimes, in addition to the greater impact of logistics costs (impact from higher Brent prices and the modal mix in mill-to-port logistics). Adjusted EBITDA per ton increased by 6% due to the same factors.

Adjusted EBITDA[1] (R$ million) and Adjusted EBITDA Margin (%) from Pulp


50%
48%
50%
4,585
4,293
4,805
3Q25
2Q26
3Q26
Adjusted EBITDA Margin
EBITDA Pulp

(1) Excludes non-recurring items.

Page 9 of 49

3Q26 EARNINGS RELEASE

Pulp Adjusted EBITDA per tonne (R$/t)


+6%
+4%
1,421
1,451
1,506
3Q25
2Q26
3Q26

OPERATING CASH GENERATION FROM THE PULP SEGMENT

Pulp Segment (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Adjusted EBITDA[1]	4,805	4,293	12%	4,585	5%	18,172
Maintenance Capex[2]	(1,529)	(1,743)	-12%	(1,534)	0%	(6,877)
Operating Cash Flow	3,276	2,550	28%	3,051	7%	11,295

(1) Excludes non-recurring items.
(2) Cash basis.

Operating cash generation per tonne in the pulp segment was R$1,027/t in 3Q26, an increase of 19% compared to 2Q26, driven by lower maintenance capex per tonne and higher EBITDA per tonne. Compared with 3Q25, the 9% increase was driven by higher EBITDA per ton, while sustaining capex per ton remained practically stable.

Operating Cash Generation from Pulp per tonne (R$/t)


+9%
+19%
945
862
1,027
3Q25
2Q26
3Q26

Page 10 of 49

CONSUMER GOODS BUSINESS PERFORMANCE CONSUMER GOODS SALES VOLUME AND REVENUE In the main consumer goods (tissue) markets served by Arbex, NielsenIQ data indicate that value sales declined by approximately 2% in 3Q26 compared with 3Q25, reflecting a 2% decrease in average price/ mix, while volume remained stable. This performance compares with the trend for the 12 months ended September 2026, when volume grew by approximately 1% and value sales declined by 1%, according to NielsenIQ data. Latin America remained the best-performing region, with both value sales and volume growing by approximately 2% in 3Q26 compared with 3Q25. Europe continued to underperform, with value sales declining by approximately 3% and volume by approximately 2% in 3Q26 compared with 3Q25. The United Kingdom performed slightly better over the same period, with both value sales and volume declining by 1%. In Asia, value sales and volume both declined by approximately 5% over the same period, according to NielsenIQ data, reflecting the continued shift in consumer demand toward e- commerce channels not covered by the data. Additionally, BrandIQ data indicate that online value sales in Thailand grew by 5% year to date through August 2026. Regarding the consumer goods (tissue) categories, Toilet Paper is the largest category and recorded virtually stable volumes globally in 3Q26 compared to 3Q25, while pricing pressure led to a 2% decline in value sales. Over the same period, Facial Tissues also posted stable volumes, while value sales fell 3%, a decrease primarily driven by the French market, which dropped 6%. In turn, the Paper Towels category continued to outperform in 3Q26 compared to 3Q25, with 4% volume growth driven by Australia and Asia, while value sales declined 1%. Overall, global tissue demand remained stable in 3Q26 compared with 3Q25, with growth in Latin America and South Africa partially offsetting weaker conditions in Europe, the United Kingdom and parts of Asia. Although consumption trends remain relatively resilient, continued pressure on pricing and product mix impacted value sales performance. In the Brazilian consumer goods (tissue) market, according to NielsenIQ data for the Toilet Paper category in Brazil, which represents 87% of the at-home tissue market, demand increased by 3% in volume in the July-August 2026 two-month period, while value sales also increased by 3% compared with the previous two-month period. Compared with July-August 2025, volume declined by 3%, while value sales increased by 2%, with a 4% increase in the average price. Value sales performance was driven mainly by price implementation and the trade-up trend, with double-ply and triple-ply products increasing their share of market volume, while the share of single-ply products declined. In this context, Suzano maintained its value sales leadership in the Brazilian Toilet Paper market and continued to advance the consolidation and development of the category through branding, innovation, and higher value-added products. In the quarter, the share of triple-ply products in the Company's toilet paper sales volume increased, tracking the trade-up movement observed in the market. Consumer goods sales in international markets totaled 227 thousand tonnes, representing 76% of the business's total sales volume. The significant share of total sales volume was due to the consolidation of Arbex's consumer goods operation (JV with Kimberly-Clark). Suzano’s consumer goods sales in the Brazilian market totaled 71 thousand tonnes in 3Q26, corresponding to 24% of the business’s total volume, representing increases of 9% and 15% compared to 2Q26 and 3Q25, respectively, mainly explained by higher sales volumes of Towels and Toilet Paper in the sequential comparison, and by higher sales volumes of Reels in the annual comparison. 3Q26 EARNINGS RELEASE Page 11 of 49

3Q26 EARNINGS RELEASE

Consumer Goods Sales Volume (thousand tonnes)[1]


+369%
+351%
299
227
71
64
1
62
66
1
65
3Q25
2Q26
3Q26
Export Market
Domestic Market

(1) Includes the results from Arbex and the consumer goods operations in Brazil.

The **average net price** was R$ 16,798/t in 3Q26, up 51% compared to 2Q26 and 49% compared to 3Q25, mainly due to the consolidation of Arbex's operations (JV with Kimberly-Clark). In export markets, the average net price was R$ 18,567/t, primarily reflecting the consolidation of Arbex. In the domestic market, the average net price was R$ 11,159/t, remaining virtually stable compared to 2Q26, as the higher average price of Toilet Paper was mainly offset by the higher share of reels in the sales mix, which carry a lower average price. Compared to 3Q25, the 2% decrease was mainly due to the higher share of reels in the sales mix, partially offset by the higher average price of Toilet Paper.

Average Net Price of Consumer Goods (R$/t)[1]


18,567
11,377
11,194
11,159
6,138
6,387
3Q25
2Q26
3Q26
Export Market
Domestic Market

(1) Includes the results from Arbex and the consumer goods operations in Brazil. In 3Q25 and 2Q26, the export market corresponds only to consumer goods exports from Brazil, whose volume is not material (as disclosed in the previous chart).

Page 12 of 49

3Q26 EARNINGS RELEASE

Consumer goods net revenue was R$ 5,018 million, an increase of 580% compared to 2Q26 and 600% compared to 3Q25. In both cases, the significant increase was mainly due to the consolidation of Arbex's consumer goods operation (JV with Kimberly-Clark).

Consumer Goods Revenue (R$ million)[1]



+600%
+580%
5,018
4,222
717
9
708
737
6
732
796
3Q25
2Q26
3Q26
Export Market
Domestic Market

(1) Includes the results from Arbex and the consumer goods operations in Brazil.

CONSUMER GOODS SEGMENT EBITDA

Consumer Goods Segment	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Arbex Adjusted EBITDA (R$ million)[1]	694	—	—%	—	—%	694
Consumer Goods Brazil Ops. Adjusted EBITDA (R$ million)[1]	109	92	18%	83	31%	411
Adjusted EBITDA (R$ million)[1]	**803**	**92**	**773%**	**83**	**867%**	**1,105**
Sales volume (k t)	299	66	351%	64	369%	499
Consumer Goods adjusted[1] EBITDA (R$/t)	2,687	1,387	94%	1,304	106%	2,216

(1) Excludes non-recurring items.

Consumer Goods Adjusted EBITDA increased 773% compared to 2Q26, and the increase in Adjusted EBITDA was mainly due to the consolidation of Arbex's consumer goods operation (JV with Kimberly-Clark). Adjusted EBITDA was also positively impacted by an 18% increase in operations in Brazil, driven by higher sales volume and lower cash COGS per ton, partially offset by higher SG&A. In the analysis of Adjusted EBITDA per ton, the 94% increase was due to the same factors, excluding volumes.

Compared to 3Q25, the 867% increase was due to the consolidation of Arbex's consumer goods operation (JV with Kimberly-Clark). In the analysis of Adjusted EBITDA per ton, the 106% increase is explained by the same reason. Regarding Adjusted EBITDA from operations in Brazil, the 31% increase was driven by higher sales volume and lower cash COGS per ton, partially offset by higher SG&A and a lower average net price.

Page 13 of 49

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%) of Consumer Goods 83 92 803 12% 12% 16% 3Q25 2Q26 3Q26 Adjusted EBITDA Margin Consumer Goods EBITDA Consumer Goods Adjusted EBITDA (R$/tonne) +106% +94% q 1,304 1,387 2,687 3Q25 2Q26 3Q26 3Q26 EARNINGS RELEASE Page 14 of 49

3Q26 EARNINGS RELEASE

suzano

CONSUMER GOODS SEGMENT OPERATING CASH GENERATION

Op. Cash Generation - Consumer Goods (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Adjusted EBITDA[1]	803	92	773%	83	867%	1,105
Maintenance Capex[2]	(194)	(14)	—%	(15)	—%	(248)
Operating Cash Flow	609	78	678%	68	792%	857

(1) Excluding non-recurring items.
(2) On a cash basis.

Consumer goods operating cash flow per ton was R$ 2,038/t in 3Q26, up 73% compared to 2Q26. Compared to the same period of the previous year, there was an increase of 90%. In both cases, the increase reflects higher Adjusted EBITDA, partially offset by higher capex. Both variations were due to the consolidation of Arbex's consumer goods operation (JV with Kimberly-Clark).

Consumer Goods Operating Cash Generation per tonne (R$/t)


+90%
+73%
1,071
1,180
2,038
3Q25
2Q26
3Q26

PAPER AND PACKAGING BUSINESS PERFORMANCE

PAPER AND PACKAGING SALES VOLUME AND REVENUE

According to data published by IBÁ (Brazilian Tree Industry), Printing & Writing demand in Brazil, including imports, grew 5% in the first two months of 3Q26 compared to the first two months of the previous quarter, also accumulating a 2% increase compared to the same period of 3Q25.

Compared to the previous quarter, this growth was driven by historical seasonality across the segment's product lines, in addition to additional demand in coated paper grades for the election cycle. Compared to 3Q25, there was also the positive effect of additional demand for coated paper.

In the international markets served by the Company, P&W paper demand has been impacted by the effects of geopolitical tensions and their impacts on the supply chain: in North America, local supply constraints have encouraged inventory restocking, reducing the accumulated demand decline in the first 8 months of 2026 to -2%. In Europe, this inventory restocking movement has also softened the accumulated decline for the period to -4%, compared to the sharper structural trend in both regions. In Latin America, demand maintained its structural trend, with an accumulated decline of -2% in the first eight months of 2026, according to PPPC data.

Page 15 of 49

In the Brazilian paperboard market, according to data published by IBÁ, demand, including imports, recorded a 9% decrease compared to the first two months of 2Q26, and contracted 5% compared to the same period of 2025, reflecting the slowdown in consumption in the Brazilian economy. Imports of Printing & Writing paper increased by 76% in the cumulative period from January to August 2026, while paperboard imports rose 18% in the same period. This growth was driven by greater paper oversupply in international markets, as well as the depreciation of the average US$ against the average R$ in the period (-9%). Consolidating the market segments mentioned above (Suzano’s addressable paper market), total demand in Brazil recorded a 1% decline in the first two months of 3Q26, both compared to the same period of 2Q26 and against the same period of 2025. Suzano's paper sales (printing & writing and paperboard) in the Brazilian market totaled 187 thousand tonnes in 3Q26, an increase of 3% compared to the previous quarter, mainly driven by the performance of the Printing & Writing (coated) segment, partially offset by the decline in paperboard volume. Compared to 3Q25, sales increased 1% due to growth in the coated paper segment, partially offset by lower sales of uncoated paper and paperboard. Paper and packaging sales in international markets totaled 187 thousand tonnes, representing 50% of total sales volume in 3Q26. The 18% increase compared to 2Q26 was driven by higher sales at Suzano Packaging US operations. Compared to 3Q25, volume remained stable, as higher paperboard volumes from Suzano Packaging US were offset by lower exports of paper produced in Brazil due to specific operational constraints (a SAP system upgrade carried out during the period and container export logistics). It is worth clarifying that the reported volumes for Suzano Packaging US cover the period from June to September, thereby eliminating the 1-month lag previously existing in the disclosure of its results. Paper and Packaging Sales Volume ('000 t)¹ 0% +10% q 372 340 374 186 158 187 186 182 187 3Q25 2Q26 3Q26 Brazilian Market Export Market 3Q26 EARNINGS RELEASE Page 16 of 49

The average net price increased 7% compared to the previous quarter, reflecting the 15% increase in the average net price in the export market, in turn explained by the price increase in US$ across all segments, with particular emphasis to paperboard (+7%), in addition to the 2% appreciation of the average US$ against the average R$. In the domestic market, the average net price remained stable. Compared to 3Q25, the 3% increase was driven by the price increase in the export market (+7%), reflecting higher US$ prices in the paperboard (+8%) and uncoated paper (+2%) segments. These effects were partially offset by the 6% depreciation of the average US$ against the average R$, the decrease in the US$ price in the coated paper segment (-3%), and the 1% reduction in the average net price in the domestic market. Average Net Paper and Packaging Price (R$/t)¹ +3% +7% q 6,410 6,165 6,610 3Q25 2Q26 3Q26 (1) Includes the operations of Suzano Packaging US. Net revenue from paper and packaging sales totaled R$2,470 million, an increase of 18% compared to 2Q26, mainly driven by higher sales volume (+10%), especially in the export market (+18%), in addition to the domestic market (+3%), and the higher average net price (+7%), reflecting the increase in US$ prices and the 2% appreciation of the average US$ against the average R$. Compared to 3Q25, there was a 4% increase mainly driven by the higher average net price (+3%), explained by the 9% increase in the US$ price, partially offset by the 6% depreciation of the average US$ against the average R$, with stable sales volume. 3Q26 EARNINGS RELEASE Page 17 of 49

3Q26 EARNINGS RELEASE

Paper and Packaging Revenue (R$ million)[1]


+4%
+18%
2,386
1,233
1,153
2,097
977
1,119
2,470
1,323
1,147
3Q25
2Q26
3Q26
Export Market
Brazilian Market

(1) Includes the operations of Suzano Packaging US Unit.

PAPER AND PACKAGING SEGMENT EBITDA

Paper and Packaging Segment	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Adjusted EBITDA (R$ million)[1]	277	320	-14%	532	-48%	1,475
Sales volume (k t)	374	340	10%	372	0%	1,433
Paper and Packaging adjusted[1] EBITDA (R$/t)	740	941	-21%	1,430	-48%	1,029

(1) Excludes non-recurring items.

Adjusted EBITDA from paper and packaging declined 14% compared to 2Q26, mainly due to: i) higher SG&A expenses (primarily driven by a higher provision for variable compensation); ii) higher logistics expenses (due to the rise in Brent/diesel prices, mainly in the US); and iii) higher cash cost at Brazil operations. These effects were partially offset by the increase in the average net price (+7%). In the analysis of Adjusted EBITDA per ton, the 21% decrease was primarily driven by higher SG&A.

Compared to 3Q25, the 48% decrease was mainly due to: i) higher cash COGS, particularly driven by operational difficulties at the Suzano Packaging US mill (Pine Bluff); ii) in SG&A, higher logistics expenses, for the same reasons mentioned above; and iii) the depreciation of the average US$ against the average R$ (-6%). These effects were partially offset by the increase in the average net price, mainly at Suzano Packaging US operations. In the analysis of Adjusted EBITDA per ton, the 48% decrease is explained by the same factors.

Page 18 of 49

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%) from Paper and Packaging 532 320 277 22% 15% 11% 3Q25 2Q26 3Q26 Adjusted EBITDA Margin EBITDA Paper and Packaging Paper and Packaging Adjusted EBITDA (R$/t) -48% -21% q 1,430 941 740 3Q25 2Q26 3Q26 3Q26 EARNINGS RELEASE Page 19 of 49

3Q26 EARNINGS RELEASE

OPERATING CASH GENERATION FROM THE PAPER AND PACKAGING SEGMENT

Op. Cash Generation - Paper and Packaging (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Adjusted EBITDA[1]	277	320	-14%	532	-48%	1,475
Maintenance Capex[2]	(115)	(63)	82%	(236)	-51%	(508)
Operating Cash Flow	161	257	-37%	296	-46%	967

(1) Excludes non-recurring items.
(2) Cash basis. In 1Q26, the allocation methodology for maintenance capex between the Pulp and Paper business units was updated.

Operating cash generation per tonne in paper and packaging was R$ 432/t in 3Q26, a 43% decline compared to 2Q26, as a result of lower Adjusted EBITDA per tonne (-21%) and higher maintenance capex per tonne (+66%). Compared to the same period of the previous year, the indicator decreased 46%, primarily due to lower Adjusted EBITDA per tonne (-48%), partially offset by lower maintenance capex per tonne (-51%), following the update to the allocation criteria between the Pulp and Paper Business Units, as disclosed in the 1Q26 earnings release.

Paper and Packaging Operating Cash Generation per tonne (R$/t)


-46%
-43%
796
755
432
3Q25
2Q26
3Q26

FINANCIAL PERFORMANCE

NET REVENUE

Suzano's **net revenue** in 3Q26 was R$16,516 million, with 85% generated in the export market (vs. 80% in 2Q26 and 81% in 3Q25). Compared to 2Q26, the 42% increase was mainly driven by the consolidation of the consumer goods operations of Arbex (JV with Kimberly-Clark), in addition to higher sales volume for pulp and paper and packaging (+8% and +10%, respectively) and the appreciation of the average US$ against the average R$ (+2%). These effects were partially offset by the lower average net pulp price in US$ (-2%).

The 36% increase in consolidated net revenue compared to 3Q25 was mainly driven by the consolidation of the consumer goods operations of Arbex (JV with Kimberly-Clark) and the higher average net pulp price in US$ (+12%). These effects were partially offset by the depreciation of the average US$ against the average R$ (-6%).

Page 20 of 49

3Q26 EARNINGS RELEASE

Net Revenue¹ (R$ million)


+36%
+42%
12,153
11,590
16,516
9,860
9,289
14,127
2,293
2,301
2,388
3Q25
2Q26
3Q26
Export Market
Brazilian Market

(1) Does not include Portocel service revenue

Net Revenue Breakdown (3Q26)


Consumer Goods
30%
Paperboard
8%
Printing &
Writing
7%
Pulp
55%

Page 21 of 49

3Q26 EARNINGS RELEASE

suzano

CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES

Mill – Pulp/Paper and packaging capacity	2025				2026				2027			
	1Q25	2Q25	3Q25	4Q25	1Q26	2Q26	3Q26	4Q26	1Q27	2Q27	3Q27	4Q27
Aracruz - Mill A (ES) – 590 kt	No downtime											
Aracruz - Mill B (ES) – 830 kt					No downtime							
Aracruz - Mill C (ES) – 920 kt									No downtime			
Imperatriz (MA)[1] – 1,650 kt	No downtime											
Jacareí (SP) – 1,100 kt	No downtime											
Limeira (SP)[1] – 690 kt					No downtime							
Mogi das Cruzes (SP)[3] – 130 kt					No downtime							
Mucuri - Mill 1 (BA)[1] – 610 kt									No downtime			
Mucuri - Mill 2 (BA)[1] – 1,130 kt	No downtime											
Ribas do Rio Pardo (MS) – 2,550 kt												
Suzano (SP)[1] – 620 kt					No downtime							
Pine Bluff (USA)[1] – 420 kt												
Três Lagoas- Mill 1 (MS)- 1,300 kt												
Três Lagoas- Mill 2 (MS)- 1,950 kt												
Veracel (BA)[2] – 560 kt	No downtime											

(1) Includes integrated pulp (paper-grade and fluff) and paper capacities.
(2) Veracel is a joint operation between Suzano (50%) and Stora Enso (50%), with a total annual capacity of 1,120 thousand tonnes.
(3) Capacity allocated to tissue production.

COST OF GOODS SOLD (COGS)

COGS (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
COGS	12,597	8,761	44%	8,454	49%	38,265
(-) Depreciation, depletion and amortization	(3,452)	(2,858)	21%	(2,616)	32%	(11,658)
Cash COGS	9,145	5,903	55%	5,838	57%	26,607

Cash COGS in 3Q26 totaled R$9,145 million. Compared to 2Q26, it increased by 55%, primarily due to the higher volume resulting from the consolidation of Arbex's consumer goods (tissue) operations (JV with Kimberly-Clark). Albeit to a much lesser extent, it is also worth mentioning the higher logistics cost resulting from the higher sales volume and an increase in mill-to-port logistics. These effects were partially offset by the better performance of the pulp segment, reflecting the lower impact of scheduled maintenance downtimes and lower cash cost of production (excluding downtimes).

Compared to 3Q25, **cash COGS** increased by 57%, also due to the additional volume from the consolidation of Arbex's consumer goods (tissue) operations (JV with Kimberly-Clark). Additionally, it is worth highlighting: i) higher production cost in the paper and packaging segment (especially the increase observed at Suzano Packaging US) and the increase in the cash cost of production in the pulp segment (excluding downtimes); ii) the higher impact of scheduled maintenance downtimes in the pulp segment (vs. absence of downtimes in 3Q25); and iii) higher logistics cost, in turn due to the bunker impact from higher Brent prices and higher mill-to-port cost due to the modal mix.

Page 22 of 49

3Q26 EARNINGS RELEASE

SELLING EXPENSES

Selling Expenses (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Selling expenses	1,206	813	48%	850	42%	3,641
(-) Depreciation, depletion and amortization	(250)	(244)	2%	(243)	3%	(982)
Cash selling expenses	957	569	68%	607	58%	2,659

Cash selling expenses increased by 68% compared with 2Q26, mainly driven by: i) higher sales volume resulting from the consolidation of the consumer goods (tissue) operations of Arbex (JV with Kimberly-Clark); ii) higher sales volumes in the paper and packaging (particularly Suzano Packaging) and pulp segments; and iii) higher logistics expenses (higher inland freight).

Compared to 3Q25, **cash selling expenses** increased by 58%, mainly driven by: i) higher sales volume resulting from the consolidation of the consumer goods (tissue) operations of Arbex (JV with Kimberly-Clark); and ii) higher logistics expenses (reflecting the increase in fuel prices, mainly in North America). These effects were partially offset mainly by the reversal of estimated losses on doubtful accounts - PECLD and by the 6% depreciation of the average US$ against the average R$.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
General and Administrative Expenses	1,146	557	106%	665	72%	3,190
(-) Depreciation, depletion and amortization	(66)	(35)	87%	(33)	103%	(169)
Cash general and administrative expenses	1,080	521	107%	632	71%	3,021

Compared to 2Q26, the 107% increase in **cash general and administrative expenses** was mainly driven by the incorporation of expenses as a result of the consolidation of the Arbex (JV with Kimberly-Clark) consumer goods (tissue) operation and by higher expenses related to variable compensation.

Compared to 3Q25, **cash general and administrative expenses** were 71% higher, also mainly driven by the effect of the Arbex incorporation. Excluding this factor, the line item remained stable, with positive and negative variations of low materiality.

OTHER OPERATING INCOME (EXPENSES)

Other Operating Income (Expenses) (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Other operating income (expenses)	46	1,335	-97%	-136	—%	2,795
(-) Depreciation, depletion and amortization	33	5	585%	3	—%	64
(-) Result on fair value adjustment of biological assets	—	1,158	—%	—	—%	2,747
Cash other operating income (expenses)	13	172	-90%	-138	-110%	(16)

Other operating income (expenses) was an income of R$13 million in 3Q26, compared to an income of R$172 million in 2Q26 and an expense of R$138 million in 3Q25. The negative variation compared to 2Q26 was mainly driven by the negative result from non-current asset disposals and write-offs (vs. the profit recorded in the previous quarter). Compared to 3Q25, the positive variation was driven by the lower negative result from non-current asset disposals and write-offs.

Page 23 of 49

3Q26 EARNINGS RELEASE
suzano

ADJUSTED EBITDA

Consolidated	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Adjusted EBITDA (R$ million)[1]	5,674	4,705	21%	5,200	9%	20,542
Adjusted EBITDA Margin	34%	41%	-6 p.p	43%	-8 p.p	39%

(1) Excludes non-recurring items.

The 21% increase in **adjusted EBITDA** in 3Q26 compared to 2Q26 is mainly explained by the following factors: i) additional EBITDA resulting from the consolidation of the consumer goods operations of Arbex (JV with Kimberly-Clark); ii) lower Cash COGS per tonne in the pulp segment (see the Cost of Goods Sold section for more details); iii) higher pulp sales volume (+8%); and iv) the 2% appreciation of the average US$ against the average R$. These effects were partially offset by: i) the increase in SG&A (see the Selling, General and Administrative Expenses section for more details); and ii) the lower average net pulp price (-2%).

It is important to clarify that the negative impact on EBITDA, evidenced in Appendix 6, is temporary and refers to unrealized pulp sales resulting from the consolidation of Arbex (JV with Kimberly-Clark) in 3Q26. These volumes were no longer sold to third parties (directed to Kimberly-Clark up to 2Q26) and became intercompany transactions (via Arbex, eliminated upon consolidation), shifting the realization of revenue and margin to the moment of final sale by Arbex. This effect is non-recurring.

Compared to 3Q25, the 9% increase in **Adjusted EBITDA** was due to: i) the higher average net pulp price in US$ (+12%); and ii) EBITDA growth resulting from the consolidation of the Arbex (JV with Kimberly-Clark) consumer goods operation. These effects were partially offset mainly by: i) higher Cash COGS, in turn due to higher production costs in the paper and packaging segment, higher cash cost excluding downtimes in the pulp segment, and the greater impact from scheduled maintenance downtimes (vs. absence of downtimes in 3Q25) in the pulp segment; ii) the 6% depreciation of the average US$ against the average R$; and iii) higher Selling Expenses (see specific section for more details).

FINANCIAL RESULT

Financial Result (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Financial Expenses	**(1,843)**	**(1,706)**	**8%**	**(1,823)**	**1%**	**(7,167)**
Interest on loans and financing (local currency)	(659)	(643)	3%	(609)	8%	(2,500)
Interest on loans and financing (foreign currency)	(880)	(807)	9%	(931)	-6%	(3,469)
Capitalized interest[1]	6	19	-67%	79	-92%	120
Other financial expenses	(310)	(276)	13%	(362)	-14%	(1,319)
Financial Income	**510**	**524**	**-3%**	**462**	**10%**	**2,002**
Interest on financial investments	411	507	-19%	442	-7%	1,822
Other financial income	99	17	496%	21	382%	180
Monetary and Exchange Variations	**(21)**	**196**	**-%**	**1,334**	**-%**	**1,108**
Foreign exchange variations (Debt)	(27)	197	-%	1,774	-%	1,059
Other foreign exchange variations	7	(1)	-%	(440)	-%	50
Derivative income (loss), net[2]	**2,500**	**976**	156%	**1,079**	**132%**	**6,399**
Operating Cash flow hedge	682	681	–%	817	-16%	2,746
Debt hedge	1,288	265	386%	244	428%	2,746
Others[3]	529	31	1610%	19	2687%	907
Net Financial Result	**1,146**	**(10)**	**-%**	**1,052**	**9%**	**2,341**

(1) Capitalization of interest on construction in progress.

(2) Mark-to-market variation (3Q26: R$ 5,628 million | 2Q26: R$ 3,466 million), excluding positive R$ 15 million from the mark-to-market of derivatives acquired with Arbex on July 1, 2026, plus adjustments paid and received (3Q26: R$ 368 million) and excluding the effects recognized in equity of R$ 16 million, concerning Other Comprehensive Income and balance sheet exchange translation adjustments from Arbex.

(3) Includes commodity hedges, embedded derivatives, foreign exchange forward contracts (ex-BRL forwards) and virtual power purchase agreements (VPPAs).

Page 24 of 49

Financial expenses increased by 8% compared to 2Q26, mainly reflecting the increase in the foreign currency interest line, resulting from the higher gross debt balance due to the consolidation of Arbex (3Q26: US$18.9 billion | 2Q26: US$17.9 billion), combined with the increase in other financial expenses, as a result of the premium on the early settlement of certain financing agreements with BNDES. Compared to 3Q25, financial expenses increased 1%, reflecting lower interest capitalization due to the lower balance of construction in progress and the increase in the local currency interest line, resulting from the higher debt balance in Reais (3Q26: R$26.9 billion | 3Q25: R$23.9 billion). This effect was partially offset by the reduction in other financial expenses, which had been impacted in 3Q25 by the premiums paid on the repurchase of bonds (2026 and 2027) and debentures (8th issue) as part of the liability management exercises, in addition to the decrease in foreign currency interest, resulting from the lower average SOFR in the period (3Q26: 3.68% p.a. | 3Q25: 4.35% p.a.). Financial income decreased by 3% compared to 2Q26, due to the reduction in the interest on financial investments line, resulting from the lower average offshore cash balance with the acquisition of 51% of Arbex at the beginning of the quarter. This effect was partially offset by the increase in other financial income, mainly resulting from the monetary restatement of tax credits. Compared to 3Q25, financial income increased by 10%, driven by the increase in the other financial income line, partially offset by lower interest on financial investments, reflecting the lower average cash balance and the reduction in the average SOFR in the period (3Q26: 3.68% p.a. | 3Q25: 4.35% p.a.). Inflation adjustment and exchange variation reduced the Company's financial result by R$ 21 million due to the 0.1% appreciation of the US$ against the R$ in the period compared to the close of 2Q26, impacting the foreign currency debt portion (US$ 13,693 million at the end of 3Q26). Note that the accounting impact of exchange variation on foreign currency debt has a cash impact only on the respective maturities. Derivative operations was positive with R$ 2,500 million in 3Q26, mainly reflecting the widening of the foreign exchange coupon curve and the SOFR curve in debt derivatives, the interest rate differential in cash flow derivatives, the increase in Brent prices in commodity derivatives and the increase in energy prices in derivatives linked to Arbex. The consolidated mark-to-market of derivative financial instruments on September 30, 2026, was a positive R$5,628 million, compared to a positive mark-to- market of R$3,466 million on June 30, 2026, and a positive mark-to-market of R$15 million from derivatives acquired with Arbex on July 1, 2026, totaling a positive variation of R$2,147 million. From this variation, the effects recognized directly in equity were excluded, amounting to R$16 million in Other Comprehensive Income (OCI), resulting from the adoption of Hedge Accounting by Arbex and the exchange translation of its balance sheet. It is important to highlight that the impact of the US$ depreciation on the derivative portfolio will only have a cash effect upon their respective maturities. The net cash effect regarding the maturity of derivative operations in the third quarter was a positive R$368 million (comprising a negative R$24 million related to debt hedges, a positive R$294 million related to cash flow hedges, a positive R$91 million related to commodities, and a positive R$8 million related to other currency derivatives from Arbex). As a result of the factors listed above, considering all financial expense and income lines, the net financial result was a positive R$ 1,146 million in 3Q26, compared to a negative result of R$ 10 million in 2Q26 and a positive result of R$ 1,052 million in 3Q25. 3Q26 EARNINGS RELEASE Page 25 of 49

3Q26 EARNINGS RELEASE

DERIVATIVE OPERATIONS

Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative instruments on September 30th, 2026:

Hedge[1]	Notional (US$ million)		Fair Value (R$ million)	
	Sep/26	**Jun/26**	**Sep/26**	**Jun/26**
Debt	8,615	8,670	1,856	544
Cash Flow – Operating (ZCC + NDF)	4,869	4,843	3,022	2,634
Commodities	234	282	329	131
Others[2]	608	149	421	158
Total	**14,325**	**13,944**	**5,628**	**3,466**

(1) See Note 4 to the ITR for further details and fair value sensitivity analyses.
(2) Includes embedded derivatives, foreign exchange forward contracts (ex-BRL forwards) and virtual power purchase agreements (VPPAs).

The Company's foreign exchange exposure policy aims to minimize the volatility of Suzano's cash generation and ensure greater flexibility in cash flow management. Currently, the policy stipulates that the US$ surplus may be partially hedged (minimum of 40% and up to 75% of foreign exchange exposure for the next 24 months) through plain vanilla instruments, such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF). At the end of 3Q26, the cash flow hedge portfolio coverage was 65% of the foreign exchange exposure.

ZCC operations establish lower and upper exchange rate limits with the objective of minimizing negative impacts in the event of a significant appreciation of the R$. Thus, when the exchange rate remains between the established limits, the Company neither pays nor receives financial adjustments. This characteristic allows it to capture a greater benefit in export revenue in a potential scenario of R$ depreciation against the US$, within the contracted range. In extreme scenarios of R$ appreciation, the Company is protected by the lower limits, which are considered adequate for the operation. At the same time, this hedging instrument temporarily and partially limits potential gains in extreme scenarios of R$ depreciation, in which exchange rates exceed the contracted upper limits.

On September 30, 2026, the outstanding value (notional) of future US$ sales through ZCCs related to Cash Flow was US$ 4,764 million, contracted at an average range of R$ 6.04 to R$ 6.95, with maturities distributed between October 2026 and August 2028. On this same date, the outstanding value (notional) of future US$ sales through NDFs was US$ 105 million, with maturities distributed between October 2026 and January 2027 and an average contracted rate of R$ 5.31. The result from operational Cash Flow hedge operations in 3Q26 was a positive R$ 682 million. The mark-to-market ("MtM" or "fair value") of these operations was a positive R$ 3,022 million.

The table below presents a sensitivity analysis regarding the cash impact the Company could experience in its Cash Flow hedge portfolios (ZCC and NDF) if the exchange rate remains the same as the closing rate of 3Q26 (R$/US$ = 5.18) in the coming quarters; as well as what the cash impact would be for variations of R$ 0.10 below/above the put/call strike levels, respectively, defined for each quarter. It is important to emphasize that the figures presented in the table reflect the Company's estimates considering the closing levels of the period and are subject to variations depending on market conditions.

Page 26 of 49

3Q26 EARNINGS RELEASE

suzano

			Cash Adjustment (R$ million)		
Maturity (up to)	Strike Range	Notional (US$ million)	Actual	Exchange Rate 3Q26 (R$5.18)	Sensitivity at R$0.10 / US$ variation (+/-)
			Zero Cost Collars		
3Q26			267		
4Q26	5.98 - 6.89	661		542	66
1Q27	6.16 - 7.18	718		705	72
2Q27	6.42 - 7.43	675		836	68
3Q27	6.02 - 6.89	835		699	84
4Q27	6.01 - 6.84	975		805	98
1Q28	5.81 - 6.70	515		326	52
2Q28	5.71 - 6.58	290		153	29
3Q28	5.68 - 6.56	95		47	10
Total	**6.04 - 6.95**	**4,764**	**267**	**4,113**	**476**
			NDF		
3Q26			27		
4Q26	5.31	65		9	7
1Q27	5.31	40		5	4
Total	**5.31**	**105**	**27**	**14**	**11**

In order to minimize the effects of exchange and interest rate variations on debt and cash flow, currency and interest rate swap contracts are also entered into. Swap contracts are entered into considering different interest rates and adjustment indexes as a way to mitigate the mismatch between different financial assets and liabilities.

On September 30, 2026, the Company had an outstanding (notional) amount of US$ 8,615 million in swap contracts, distributed as shown in the table below. The result from debt hedge operations in 3Q26 was a positive R$1,288 million, reflecting the widening of the foreign exchange coupon curve and the SOFR curve in the period. The mark-to-market (fair value) of these operations was a positive R$ 1,856 million.

			Notional (US$ million)		Fair Value (R$ million)	
Debt Hedge	Maturity (up to)	Currency	**Sep/26**	**Jun/26**	**Sep/26**	**Jun/26**
Swap (CDI x US$)	2036	US$	2,345	2,346	1,052	617
Swap (RMB x US$)	2030	US$	363	363	153	119
Swap (SOFR x US$)	2031	US$	2,331	2,397	488	249
Swap (CDI x SOFR)	2034	US$	660	660	120	112
Swap (Pre x CDI)[1]	2031	R$	414	386	465	223
Swap (IPCA x CDI)[1]	2044	R$	2,502	2,518	(422)	(775)
Total			**8,615**	**8,670**	**1,856**	**545**

(1) Translated at the quarterly closing exchange rate (R$5.18).

The table below presents a sensitivity analysis[1] regarding the cash impact the Company could experience in its debt hedge portfolio (swaps) if the exchange rate remains the same as the closing rate of 3Q26 (R$/US$ = 5.18) in the coming quarters; as well as what the variation in the cash impact would be for variations of R$ 0.10 on the same reference exchange rate (3Q26). It is important to emphasize that the figures presented in the table reflect the Company's estimates considering the closing curves for the period and are subject to variations depending on market conditions.

Page 27 of 49

3Q26 EARNINGS RELEASE

Maturity (up to)	Notional (US$ million)	Cash Adjustment (R$ million) Actual	R$ / US$ = 5.18 (3Q26)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]
3Q26		(24)		
4Q26	792		124	68
2027	334		83	27
2028	435		202	29
2029	732		157	10
>=2030	6,323		8,759	240
Total	**8,615**	**(24)**	**9,325**	**374**

(1) Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.

The Company's other derivative transactions refer to embedded derivatives related to a forestry partnership, commodity hedges, foreign exchange forward contracts in currencies other than the Real, and virtual power purchase agreements (VPPAs), as shown in the table below. The foreign exchange forward contracts in other currencies, as well as the virtual power purchase agreements (VPPAs), refer to Arbex operations, as detailed further below.

			Notional (US$ million)		Fair Value (R$ million)		Cash Adjustment (R$ million)	
Other hedges	Maturity (up to)	Index	Sep/26	Jun/26	Sep/26	Jun/26	Sep/26	Jun/26
Embedded derivative	2039	Fixed | Dollar US-CPI	149	149	210	158	—	—
Commodities	2027	Brent/VLSFO/ Others	234	282	329	131	91	147
Foreign exchange forward contracts ex-BRL	2029	Various Currencies	304	—	25	—	8	—
Virtual power purchase agreements (VPPAs)	2033	UK Energy Price	155	—	186	—	—	—
Total			**841**	**431**	**750**	**289**	**98**	**147**

Part of the signed forestry partnership and standing timber supply agreements have their prices denominated in US$ per m³ of standing timber, adjusted according to US inflation measured by the CPI (Consumer Price Index), which is not considered to be related to the economic environment where the areas are located, thus characterizing an embedded derivative. Such instrument presented in the table above consists of swap contracts for the sale of US-CPI and US$ variations over the terms of the contracts - see Note 4 to the 3Q26 Financial Statements for further details and fair value sensitivity analysis regarding a possible sharp variation in the US-CPI and the US$. On September 30, 2026, the outstanding value (notional) related to the operation was US$ 149 million. The result from this swap in 3Q26 was a positive R$ 53 million. The mark-to-market (fair value) of such operations was a positive R$ 210 million at the end of the quarter.

The Company is also exposed to the price of certain commodities and, therefore, continuously evaluates entering into derivative financial instruments to mitigate such risks. On September 30, 2026, the outstanding value (notional) related to such operations was US$ 234 million. The result from these hedges in 3Q26 was a positive R$ 289 million. The mark-to-market (fair value) of such operations was a positive R$ 329 million at the end of the quarter.

The table below presents a sensitivity analysis[1] regarding the cash impact the Company could experience in its commodity hedge portfolio if the Brent price per barrel remains the same as the closing price of 3Q26 (US$/barrel = 98.03) in the coming quarters; as well as what the variation in the cash impact would be for variations of US$ 10.00 per barrel on the same reference price (3Q26). It is important to emphasize that the figures presented in the table reflect the Company's estimates considering the closing levels for the period and are subject to variations depending on market conditions.

Page 28 of 49

3Q26 EARNINGS RELEASE

Maturity (up to)	Strike Range	Notional (US$ millions)	Cash Adjustment (R$ millions) Actual	Brent at 3Q26 closing (US$/bbl = 98.03)	Sensitivity to US$ 10 / bbl variation (+/–)[1]
Zero Cost Collars					
3Q26[2]	58.98 - 69.99	5	91	13	
4Q26	57.90 - 68.26	54		133	45
1Q27	58.78 - 72.85	55		111	44
2Q27	59.19 - 74.29	45		84	35
3Q27	58.43 - 73.63	41		79	32
4Q27	59.80 - 74.79	32		59	25
Total	**58.73 - 72.36**	**234**	**91**	**477**	**181**

(1) The sensitivity analysis assumes variation only in Brent oil prices (US$/barrel), keeping all other variables constant.
(2) Part of the hedged exposure for 3Q26 is effectively transferred only in the first days of the subsequent quarter.

Through the Arbex joint venture, the Company began consolidating foreign exchange derivatives (forward contracts) aimed at mitigating the volatility of results and cash generation arising from exposure to multiple currencies other than the Real. Arbex's hedging strategy adopts horizons of up to 36 months and coverage of up to 85% (for the next 12 months). Operations intended for cash flow hedging qualify under the Hedge Accounting framework, while instruments contracted to mitigate balance sheet exposures are accounted for outside of this structure. On September 30, 2026, the outstanding value (notional) related to such operations was US$ 304 million. The mark-to-market (fair value) of such operations was a positive R$ 25 million at the end of the quarter.

Furthermore, to mitigate the volatility of energy costs, Arbex also uses virtual power purchase agreements (VPPAs). As these operations are not designated for hedge accounting, the mark-to-market variation of these contracts is recognized in the result, generating impacts on the Company's balance sheet at the end of each reporting period. On September 30, 2026, the outstanding value (notional) related to such operations was US$ 155 million. The mark-to-market (fair value) of such operations was a positive R$ 186 million at the end of the quarter.


Results - Hedge Operations
(R$ million)
241
289
682
1,288
Total 2,500
Derivatives Notional
(US$ million)
234
608
4,869
8,615
Total 14,325
Derivatives Fair Value
(R$ million)
421
329
1,856
3,022
Total 5,628
Debt Hedge
Cash flow Hedge
Commodity Hedge
Others¹

(1) Includes embedded derivatives, foreign exchange forward contracts (forwards ex-BRL), and virtual power purchase agreements (VPPAs).

Page 29 of 49

3Q26 EARNINGS RELEASE

suzano

NET INCOME (LOSS)

In 3Q26, the Company posted net income of R$2,084 million, compared to the net income of R$1,807 million in 2Q26 and R$1,961 million in 3Q25. The increase observed compared to 2Q26 was mainly due to the higher net revenue (as previously explained) and the positive variation in the financial result, in turn driven by the better result from derivatives (especially debt hedges). These effects were partially offset mainly by: i) higher COGS (as explained above); ii) the reduction in the other operating income/ expenses line (due to the absence of the fair value update of biological assets); and iii) higher SG&A (as previously explained).

The increase compared to 3Q25 is explained by higher net revenue and positive variations in the IR/ CSLL and financial result lines. These effects were partially offset by the increase in COGS and SG&A, as previously discussed.

DEBT

Debt (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y
Local Currency	**26,903**	**27,654**	**-3%**	**23,920**	**12%**
Short Term	792	812	-2%	1,022	-23%
Long Term	26,111	26,842	-3%	22,898	14%
Foreign Currency	**70,940**	**65,052**	**9%**	**69,042**	**3%**
Short Term	3,848	3,516	9%	2,768	39%
Long Term	67,092	61,537	9%	66,274	1%
Gross Debt	**97,843**	**92,706**	**6%**	**92,962**	**5%**
(-) Cash	21,558	26,618	-19%	23,891	-10%
Net Debt	**76,285**	**66,089**	**15%**	**69,072**	**10%**
Net Debt/Adjusted EBITDA[1] (x) - R$	3.7x	3.3x	0.4x	3.1x	0.6x
Net Debt/Adjusted EBITDA[1] (x) – US$	3.7x	3.4x	0.3x	3.3x	0.4x
Net Debt/ Adj. EBITDA[1] pro forma[2] (x) (US$)	3.4 x	— x	— x	— x	—x

(1) Excludes non-recurring items.
(2) Includes Arbex's *pro forma* Adjusted EBITDA for the last twelve months of R$ 2.8 billion / US$ 531 million.

On September 30, 2026, total **gross debt** was R$ 97.8 billion, with 95% of maturities concentrated in the long term and 5% in the short term. At the end of the quarter, foreign currency debt represented 73% of the Company's total debt. The percentage of gross debt in foreign currency considering the effect of debt hedges was 87%. Compared to 2Q26, gross debt increased by 6%, mainly due to the consolidation of existing debt at Arbex in the amount of R$ 6.9 billion (€ 1.2 billion). Suzano ended 3Q26 with 34% of its total debt linked to ESG instruments.

Suzano contracts foreign currency debt as a natural hedge strategy, given that its net operating cash generation is mostly denominated in foreign currency (US$) due to its predominantly exporting profile. This structural exposure enables the Company to match US$ loan and financing payments with the cash inflow from sales.

Page 30 of 49

Changes in Gross Debt (R$ million) (1) Corresponds to the existing debt at Arbex on July 1, 2026 (closing date). (2) Corresponding mainly to transaction costs (issue, funding, goodwill, discount and loss on business combinations, etc.). On September 30, 2026, the total average cost of debt in US$ was 5.3% p.a. (considering the debt in R$ adjusted by the market swap curve). On June 30, 2026, this cost was 5.1% p.a. The average term of consolidated debt at the end of the quarter was 73 months vs. 76 months at the end of 2Q26. Exposure by Instrument Export Financing 16% Others 8% IFC 5% NCR 6% BNDES 6% ECA 2% Debenture 10% CPR 5% Bond 42% Exposure by Index¹ Fixed (US$) 63% Euribor 7% CDI 13% SOFR 17% Exposure by Currency² US$ 80% € 7% R$ 13% (1) Considers the portion of debt with swap for fixed rate in foreign currency. The exposure of the original debt was: Fixed (US$) – 42%, SOFR – 23%, IPCA - 15%, CDI – 8% , Other (Euribor, Fixed R$, TJLP) – 12%. (2) Considers the portion of debt with currency swaps. The original debt structure comprised 73% in foreign currency and 27% in local currency. Cash and cash equivalents and financial investments on September 30, 2026 amounted to R$ 21.6 billion, of which 50% was in foreign currency held in interest-bearing accounts or invested in short- term fixed-income investments abroad. The remaining 50% was invested in local currency in fixed- income securities (mainly in CDBs, but also in government bonds and others), with yields primarily indexed to the CDI rate. On September 30th, 2026, the Company also had a stand-by credit facility in the total amount of R$9.2 billion (US$1,775 million), available until February 2031, as per the Notice to the Market disclosed on February 5th, 2026. Additionally, the Arbex (JV with Kimberly-Clark) had a stand-by credit facility in the total amount of R$1.5 billion (€260 million), available until June 2031. The availability of these resources contributes to strengthening the Company's liquidity conditions and may be used in times of uncertainty. Thus, the cash and cash equivalents position of R$21.6 billion added to the stand-by credit facilities totaled, on September 30th, 2026, a readily available liquidity position of R$32.3 billion. 3Q26 EARNINGS RELEASE Page 31 of 49

3Q26 EARNINGS RELEASE

Debt (in R$ and US$ million)


69,072
12,987
69,369
12,607
68,056
13,039
66,089
12,767
76,285
14,724
3Q25
4Q25
1Q26
2Q26
3Q26
R$
US$

Net Debt / Adjusted EBITDA in R$ and US$ (x)


3.3
3.1
3.2
3.2
3.3
3.2
3.4
3.3
3.7
3.7
3.4
3Q25
4Q25
1Q26
2Q26
3Q26
R$
US$
Pro forma

On September 30th, 2026, net debt stood at R$76.3 billion (US$14.7 billion) versus R$66.1 billion (US$12.8 billion) observed on June 30th, 2026. For further details, see the "Changes in Net Debt" section.

The financial leverage ratio, measured as net debt divided by **Adjusted EBITDA**, stood at 3.7x in R$ as of September 30, 2026 (3.3 times on June 30th, 2026). This same indicator, calculated in US$ (measure established in Suzano's financial policy), increased to 3.7 times on September 30th, 2026 (3.4 times on June 30th, 2026). The *pro forma* leverage ratio, calculated based on Arbex's *pro forma* EBITDA for the last twelve months, stood at 3.4x at the end of the quarter.

Amortization Schedule (R$ million)


32,282
10,724
21,558
1,711
4,714
6,256
12,075
13,368
20,546
39,172
Liquidity
3M26
2027
2028
2029
2030
2031
2032 onwards
Cash on hand
Stand-by Facilities
Debt

The breakdown of total gross debt between trade and non-trade finance on September 30th, 2026 is shown below:

	2026	2027	2028	2029	2030	2031 onwards	Total
Trade Finance[1]	52%	70%	39%	29%	38%	1%	18%
Non-Trade Finance[2]	48%	30%	61%	71%	62%	99%	82%

(1) ECC, ECN, EPP
(2) Bonds, BNDES, CPR, Debentures, RCN, among others.

Page 32 of 49

3Q26 EARNINGS RELEASE

CAPITAL EXPENDITURE

In 3Q26, capital expenditure (cash basis) totaled R$2,915 million. The 15% increase compared to 2Q26 reflects mainly higher disbursements in the Land and Forestry line, driven by higher expenditures on standing wood purchases and silviculture, in addition to higher disbursements in the industrial maintenance line, largely due to the consolidation of Arbex's consumer goods operation (JV with Kimberly-Clark). These factors were partially offset by lower disbursements in the forest maintenance line, in turn due to the lower volume of standing timber purchases during the period, and by lower investments related to the Cerrado Project, in line with its disbursement schedule.

Compared to 3Q25, the 20% reduction was mainly due to: i) lower investments in the Land and Forestry line, given that the first installment in the amount of R$878 million related to the agreement with Eldorado Brasil Celulose S.A. was disbursed in 3Q25; ii) lower investments in expansion and modernization, especially related to the disbursement schedule of the Company's strategic projects (new tissue mill in Aracruz and fluff capacity expansion in Limeira); iii) lower disbursements in the forestry maintenance line (lower standing wood purchase volumes); and iv) lower investments related to the Cerrado Project, in line with its disbursement schedule.

Investments (R$ million)[1]	3Q26[2]	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26[2]	*Guidance 2026*[3]
Maintenance	**1,838**	**1,820**	**1%**	**1,785**	**3%**	**7,633**	**7,255**
Industrial maintenance	717	533	34%	434	65%	2,262	2,084
Forestry maintenance	1,063	1,266	-16%	1,287	-17%	5,202	4,895
Others	58	21	181%	64	-9%	170	276
Expansion and modernization	**129**	**107**	**21%**	**366**	**-65%**	**737**	**836**
Land and forestry	**920**	**450**	**104%**	**1,392**	**-34%**	**2,637**	**2,614**
Cerrado Project	**29**	**162**	**-82%**	**116**	**-75%**	**537**	**242**
Total	**2,915**	**2,539**	**15%**	**3,659**	**-20%**	**11,544**	**10,947**

(1) The amounts shown in the table do not reflect the impact of monetizing ICMS credits in the state of Espírito Santo. They do not consider the acquisition of Arbex and of non-controlling interest in Lenzing and the investments related to the acquisition of Pactiv's assets (Suzano Packaging US). Does not include the disbursement for the Transaction with KC in the amount of R$6,717 million (US$1,293 million).

(2) Includes Arbex's capex in the amount of R$216 million, of which R$178 million refers to maintenance and R$37 million to expansion and modernization.

(3) The Capex estimate for fiscal year 2026, in the 2026 Guidance column above, in the total amount of R$ 10.9 billion disclosed to the market on December 9, 2025, does not include capex related to Arbex.

OPERATING CASH FLOW

Operating Cash Flow (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Adjusted EBITDA[1]	5,674	4,705	21%	5,200	9%	20,542
Maintenance Capex[2]	(1,838)	(1,820)	1%	(1,785)	3%	(7,633)
Operating Cash Flow	**3,836**	**2,885**	**33%**	**3,416**	**12%**	**12,908**

(1) Excludes non-recurring items.
(2) Cash basis.

Operating cash generation, measured by Adjusted EBITDA less sustaining capex (cash basis), was R$3,836 million in 3Q26. The 33% and 12% increase in operating cash generation compared to 2Q26 and 3Q25, respectively, was driven by higher Adjusted EBITDA, partially offset by a slight increase in sustaining capex, as previously explained.

Page 33 of 49

3Q26 EARNINGS RELEASE


Operating Cash Generation (R$)
+12%
+33%
3,416
2,885
3,836
3Q25
2Q26
3Q26

FREE CASH FLOW

Free Cash Flow (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	LTM 3Q26
Adjusted EBITDA	5,674	4,705	21%	5,200	9%	20,542
(-) Total Capex[1]	(7,344)	(2,504)	193%	(3,492)	110%	(15,659)
(-) Leases contracts – IFRS 16	(371)	(345)	8%	(346)	7%	(1,468)
(+/-) Δ Working capital[2]	211	483	-56%	463	-54%	1,293
(-) Net interest[3]	(1,431)	(670)	114%	(1,569)	-9%	(4,668)
(-) Income taxes	(70)	(59)	19%	(47)	49%	(257)
(-) Dividend and interest on own capital payment/Share Buyback Program	(65)	(139)	-53%	—	—%	(1,583)
(+/-) Derivative cash adjustment	352	824	-57%	92	283%	1,278
Free cash flow	**(3,027)**	**2,296**	**—%**	**300**	**—%**	**(522)**
(+) Total Capex ex-maintenance	5,594	882	534%	1,804	210%	8,884
(+) Dividend and interest on own capital payment/Share Buyback Program	65	139	-53%	0	—%	1,583
Free cash flow – Adjusted[4]	**2,632**	**3,317**	**-21%**	**2,104**	**25%**	**9,945**
Free Cash Flow Yield ("FCF Yield") - LTM[5]	**18.3%**	**19.2%**	**-1%**	**18.1%**	**0.2p.p**	**22.0%**

(1) On an accrual basis. Includes land lease expenses, which are neutralized in the Working Capital line (3Q26: R$185 million | 2Q26: R$195 million | 3Q25: R$190 million), given that the "Lease contracts – IFRS 16" line includes total leases (land, machinery and equipment, real estate, ships and vessels, and vehicles). Reflects the net cash impact of the Arbex acquisition, considering the amount paid of R$6,717 million less the cash position of R$2,068 million (for further details, refer to Note 1.2.1 to the ITR.)..

(2) Considers capitalized borrowing costs paid (3Q26: R$6 million | 2Q26: R$19 million | 3Q25: R$79 million), with no impact on FCF given that it is included with an opposite sign in the Total Capex line.

(3) Considers interest paid on debt, interest income on financial investments and early debt settlement premium.

(4) Free cash flow before the payment of dividends, Interest on Equity (IoE), share repurchases and capex excluding sustaining (on an accrual basis).

(5) Adjusted LTM adjusted free cash flow per share (excluding treasury shares) divided by the closing share price in the quarter (3Q26: R$44.20 | 2Q26: R$39.75/share | 3Q25: R$49.90/share).

Page 34 of 49

3Q26 EARNINGS RELEASE

Adjusted Free Cash Flow was R$2,632 million in 3Q26, compared to R$3,317 million in 2Q26 and R$2,104 million in 3Q25. Compared to the previous period, the indicator declined, mainly driven by: i) a higher concentration of interest payments in the period due to the frequency of bond payments; ii) lower positive cash settlements from derivatives; iii) lower release of working capital (especially in the suppliers line); and iv) higher sustaining capex on an accrual basis. These effects were partially offset mainly by higher Adjusted EBITDA.

Compared to 3Q25, the indicator was 25% higher, mainly due to: i) higher Adjusted EBITDA; ii) a higher positive cash adjustment from derivatives; and iii) lower interest payments. These effects were partially offset by lower working capital release, which in turn was driven by a lower positive impact in Accounts Receivable (a smaller price drop and a negative volume effect, compared to the positive price and volume effects observed in that period).

ROIC ("RETURN ON INVESTED CAPITAL")

ROIC (%) - LTM (R$ million)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y
(+) Adjusted EBITDA	20,542	20,068	2%	22,634	-9%
(-) Total Capex	(15,659)	(11,808)	33%	(14,084)	11%
(-) Lease contracts – IFRS 16	(1,468)	(1,443)	2%	(1,439)	2%
(+/-) Δ Working Capital	1,293	1,533	-16%	1,550	-17%
(-) Income Tax and CSLL (cash)	(257)	(234)	10%	(332)	-23%
(+) Capex ex-maintenance	8,884	5,095	74%	7,117	25%
(+/-) Cash hedge from the cash flow adjustment	829	546	52%	(135)	—%
Adjusted Cash Flow	**14,164**	**13,756**	**3%**	**15,311**	**-7%**
(+) Total Assets (-) Liabilities (excluding debt)	143,880	139,614	3%	134,137	7%
(+/-) MtM debt hedge[1]	(630)	(279)	126%	720	-188%
(-) Work in Progress	(2,309)	(2,830)	-18%	(3,887)	-41%
Invested Capital	**140,981**	**136,506**	**3%**	**130,970**	**8%**
(+/-) Accounting Adjustments - CPC 06, 27, and 29[2]	(3,787)	(3,544)	7%	(3,221)	18%
Adjusted Invested Capital	**137,194**	**132,962**	**3%**	**127,750**	**7%**
ROIC - LTM[3]	**10.3%**	**10.3%**	**— p.p.**	**12.0%**	**-1.7 p.p.**

(1) Refers to the LTM average MtM of the foreign exchange swaps (Swap (CDI x US$), Swap (CDI x SOFR) and Swap (RMB x US$)).
(2) Accounting Adjustments: 1) CPC 06 - Right-of-Use/Leases Payable: effect corresponding to Right-of-Use depreciation (+) Amortization of the Present Value Adjustment and its respective deferred IR. 2) CPC 27 - Property, Plant and Equipment (Deemed Cost): elimination of the accounting effect (and its respective deferred IR) arising from the market value update of the Company's assets upon adoption of Law No. 11,638. 3) CPC 29 - Biological Assets: elimination of the effect arising from the fair value update of Biological Assets and the related Deferred Income Tax.
(3) For profit and loss accounts (numerator), the total for the last four quarters (last 12 months) is considered. For balance sheet accounts (denominator), the average of the most recent four quarters (last 12 months) is considered.

Page 35 of 49

3Q26 EARNINGS RELEASE

CHANGES IN NET DEBT

Following were the changes in net debt in 3Q26:

Changes in Net Debt (R$ million)


66,089
(5,674)
7,344
6,904
1,257
(211)
65
35
70
406
76,285
Net Debt Jun 2026
Adjusted EBITDA
Total Capex¹
Debt Issuance Arbex
Accrued Net Interest
Working Capital
Dividends/ Share Buybacks
FX²
Taxes
Others³
Net Debt Sep 2026

(1) Accrual basis. Reflects the net cash impact of the Arbex acquisition, considering the paid amount of R$ 6,717 million minus the cash position of R$ 2,068 million (for further details, see Note 1.2.1 to the Interim Financial Statements).
(2) Net of exchange variations on cash and financial investments.
(3) Considers cash amounts related to derivative adjustments, lease agreements, and other items.

ESG

During the period, Suzano advanced strategic initiatives focused on transparency, nature and sustainable finance. Among the main highlights, the Company published its first report aligned with the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), an important milestone in the evolution of its nature and biodiversity-related disclosures. The report expands transparency on nature-related risks, opportunities, dependencies and impacts, and reinforces the Company's nature strategy. To access the report, click here.

Additionally, the Company carried out its first blended finance transaction through the Eco Invest program, which stands out for its social environmental additionality — driving the recovery of degraded areas, job creation and carbon sequestration —, while also reinforcing the country's export potential.

Finally, Suzano actively participated in the São Paulo Climate Week and the New York Climate Week, two important global forums on climate and sustainable development.

DISCLOSED GUIDANCE TRACKING

TOTAL OPERATING DISBURSEMENT (TOD) - PULP

As disclosed in the Material Fact notice of December 11th, 2025, the total operational expenditure forecast for 2027 is approximately R$1,983 per tonne. The indicator has been evolving according to plan, considering the exchange rate and monetary assumptions used. Said estimate refers to the currency in real terms of 2026. The Company also reports that the total operational expenditure for 2025 was R$2,062/t, consisting of cash cost of production (including downtimes) of R$853/t, sustaining capex of R$531/t and freight plus SG&A of R$678/t.

Page 36 of 49

PULP CASH COST As disclosed in the Material Fact notice of November 5, 2026, the Company informed that, due to the revision of the assumptions regarding the average exchange rate (USD/BRL), the Brent price and their effects on input costs impacted by the conflict scenario in the Middle East, its estimated average pulp cash production cost for 2026, excluding the effects of scheduled maintenance downtimes, was updated from R$800 per tonne to approximately R$825 per tonne. The new estimate is based on the following assumptions: i) an average exchange rate (USD/BRL) of R$5.20 for the year (compared to R$5.07 in the previous estimate); and ii) a Brent price (ICE Brent Crude) of US$94 per barrel (compared to US$84 per barrel in the previous estimate). NET DEBT AND LEVERAGE As disclosed in the Material Fact notice of May 11, 2026, the Company’s net debt and leverage targets in U.S. dollars, which do not include the effects arising from the acquisition of Arbex on July 1, 2026, are, respectively: (a) US$11.0 billion and (b) below 2.5x, expected to be reached over fiscal years 2027 and 2028. The leverage ratio is measured as net debt divided by Adjusted EBITDA recorded over the twelve (12) months prior to the measurement period. These estimates are based on average exchange rate assumptions (USD/BRL) of R$5.17 for 2026, R$5.25 for 2027 and R$5.28 for 2028, on a nominal basis (in accordance with projections of average exchange rates based on the Central Bank of Brazil’s Market Expectations System). Further to the Material Fact notice disclosed on May 11, 2026, and as disclosed in the Material Fact notice of November 5, 2026, the Company estimates that its net debt will close fiscal year 2026 below US$14.0 billion, based on an assumed year-end 2026 exchange rate (USD/BRL) of R$5.40. Net debt in US$ amounted to US$14.7 billion in 3Q26, representing a 15% increase compared with the previous quarter due to the acquisition of Arbex. US$ leverage increased to 3.7x as of September 30, 2026 (3.3x as of September 30, 2025). The pro forma indicator, which considers Arbex's pro forma EBITDA for the last twelve months, stood at 3.4x at the end of the quarter. CAPITAL MARKETS On September 30, 2026, Suzano’s stock was quoted at R$44.20/share (SUZB3) and US$8.57/share (SUZ). The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II. Stock Performance SUZB3 IBOV SUZ US S&P 500 oct-25 nov-25 dec-25 jan-26 feb-26 mar-26 apr-26 may-26 jun-26 jul-26 aug-26 sep-26 60 80 100 120 140 3Q26 EARNINGS RELEASE Page 37 of 49 SUZB3 -11% IBOV 28% S&P 500 14% SUZ US -9%

3Q26 EARNINGS RELEASE

Source: Bloomberg


Liquidity - SUZB3
14,274
18,986
20,280
19,799
13,412
228
306
348
328
267
3Q25
4Q25
1Q26
2Q26
3Q26
Avg. Number of Trades (Daily)
Avg. Daily Volume (R$ million)

Source: Bloomberg.

Under the 6th share repurchase program announced and currently open, "February/2026 Program", by the end of September 2026, the Company had traded 4,704,800 shares, at an average acquisition cost of R$42.18, representing R$198 million in market value, in accordance with the monthly reports disclosed by the Company under CVM Instruction 44.

On September 30th, 2026, the Company's capital stock was represented by 1,264,117,615 common shares, with 32,556,893 common shares held in Treasury. Suzano's market capitalization (excluding treasury shares) on the same date was R$54.4 billion. The free float in 3Q26 was 48% of total shares.


Free Float distribution on 09/30/2026 (B3 + NYSE)
24%
76%
Foreign
Local
7%
93%
Individual Investors
Institutional Investors


Ownership structure on 09/30/2026
3%
3%
48%
46%
Other Shareholders
Related Parties and Management
Treasury
Controlling Shareholders

Page 38 of 49

3Q26 EARNINGS RELEASE

FIXED INCOME

	Unit	Sep/26	Jun/26	Sep/25	Δ Q-o-Q	Δ Y-o-Y
Suzano 2028 – Price	US$/k	94.40	94.90	94.28	-1%	0%
Suzano 2028 – Yield	%	5.57	4.97	4.48	12%	24%
Suzano 2029 – Price	US$/k	100.47	101.70	103.67	-1%	-3%
Suzano 2029 – Yield	%	5.75	5.28	4.78	9%	20%
Suzano 2030 – Price	US$/k	97.01	98.60	100.87	-2%	-4%
Suzano 2030 – Yield	%	5.99	5.42	4.77	11%	26%
Suzano 2031 – Price	US$/k	91.80	93.90	94.68	-2%	-3%
Suzano 2031 – Yield	%	6.19	5.52	4.90	12%	26%
Suzano 2032 – Price	US$/k	86.08	88.70	89.65	-3%	-4%
Suzano 2032 – Yield	%	6.24	5.52	5.07	13%	23%
Suzano 2036 – Price	US$/k	92.86	97.40	100.06	-5%	-7
Suzano 2036 – Yield	%	6.52	5.86	5.49	11%	19
Suzano 2047 – Price	US$/k	100.21	107.40	111.67	-7%	-10%
Suzano 2047 – Yield	%	6.95	6.35	6.02	9%	15%
Treasury 10 years	%	5.28	4.47	4.15	18%	27%

Note: Senior Notes issued with face value of 100 US$/k.

RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Positive
Standard & Poor's	br.AAA	BBB-	Positive
Moody's	Aaa	Baa3	Positive

Page 39 of 49

UPCOMING EVENTS Earnings Conference Call (3Q26) Date: November 6th, 2026 (Friday) Portuguese (simultaneous translation) English 10h00 (Brasília) 10:00 a.m. (Brasília) 08h00 (New York) 08:00 a.m. (New York) 13h00 (London) 01:00 p.m. (London) The conference call will be held in English and feature a presentation, with simultaneous webcast. The access links will be available on the Company’s Investor Relations website (https://ir.suzano.com.br). If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano. Suzano Day 2027 Date: March 4th, 2027 Further details to follow IR CONTACTS Marcos Assumpção Camila Nogueira Roberto Costa Mariana Spinola Victor Valladares Chayrerison Bezerra Gabriela Bonassi Tel.: +55 (11) 3503-9330 ri@suzano.com.br www.suzano.com.br/ri 3Q26 EARNINGS RELEASE Page 40 of 49

3Q26 EARNINGS RELEASE

APPENDICES

APPENDIX 1 – Operating Data

Revenue Breakdown (R$ '000)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	9M26	9M25	Δ Y-o-Y
Exports	**14,127,366**	**9,289,036**	**52%**	**9,860,185**	**43%**	**32,313,071**	**30,286,344**	**7%**
Pulp	9,005,973	8,305,710	8%	8,618,256	4%	25,251,732	26,582,857	-5%
Paper and Packaging	1,323,225	977,396	35%	1,233,142	7%	3,248,162	3,685,773	-12%
Consumer Goods	4,222,218	5,930	—%	8,787	—%	4,237,227	17,714	—%
Intersegment Eliminations	(424,050)	—	—%	—	—%	(424,050)	—	—%
Domestic Market	**2,388,178**	**2,301,097**	**4%**	**2,292,959**	**4%**	**6,761,022**	**6,715,617**	**1%**
Pulp	634,397	619,804	2%	612,970	3%	1,823,420	1,939,868	-6%
Paper and Packaging	1,146,897	1,119,436	2%	1,152,964	-1%	3,267,655	3,251,247	1%
Consumer Goods	796,182	731,512	9%	708,259	12%	2,192,426	2,097,729	5%
Intersegment Eliminations	(189,298)	(169,655)	12%	(181,234)	4%	(522,479)	(573,227)	-9%
Total Net Revenue	**16,515,544**	**11,590,133**	**42%**	**12,153,144**	**36%**	**39,074,093**	**37,001,961**	**6%**
Pulp	9,640,370	8,925,514	8%	9,231,226	4%	27,075,152	28,522,725	-5%
Paper and Packaging	2,470,122	2,096,832	18%	2,386,106	4%	6,515,817	6,937,020	-6%
Consumer Goods	5,018,400	737,442	581%	717,046	600%	6,429,653	2,115,443	204%
Intersegment Eliminations	(613,348)	(169,655)	262%	(181,234)	238%	(946,529)	(573,227)	65%

Sales volume ('000)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	9M26	9M25	Δ Y-o-Y
Exports								
Pulp	2,967,496	2,737,399	8%	3,017,102	-2%	8,391,659	8,642,064	-3%
Paper and Packaging	186,671	158,244	18%	186,232	0%	495,490	530,332	-7%
Paperboard	115,932	80,499	44%	88,598	31%	273,641	268,298	2%
Printing & Writing	70,631	77,701	-9%	97,578	-28%	221,647	261,892	-15%
Other paper[1]	108	44	145%	56	93%	202	142	42%
Consumer Goods	227,401	928	—%	1,432	—%	230,374	2,743	—%
Domestic Market								
Pulp	222,650	220,403	1%	210,188	6%	652,791	627,190	4%
Paper and Packaging	187,046	181,882	3%	186,038	1%	532,967	519,348	3%
Paperboard	36,580	42,284	-13%	41,984	-13%	111,866	113,345	-1%
Printing & Writing	149,873	138,978	8%	143,168	5%	419,226	403,463	4%
Other paper[1]	593	620	-4%	886	-33%	1,875	2,540	-26%
Consumer Goods	71,350	65,348	9%	62,253	15%	198,346	184,832	7%
Total Sales Volume								
Pulp	3,190,146	2,957,802	8%	3,227,290	-1%	9,044,450	9,269,254	-2%
Paper and Packaging	373,717	340,126	10%	372,270	0%	1,028,457	1,049,680	-2%
Paperboard	152,512	122,783	24%	130,582	17%	385,507	381,643	1%
Printing & Writing	220,504	216,679	2%	240,746	-8%	640,873	665,355	-4%
Other paper[1]	701	664	6%	942	-26%	2,077	2,682	-23%
Consumer Goods	298,751	66,276	351%	63,685	369%	428,720	187,575	129%

(1) Paper produced by other manufacturers and sold by Suzano.

Page 41 of 49

3Q26 EARNINGS RELEASE

suzano

Average net price (R$/t)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	9M26	9M25	Δ Y-o-Y
Exports								
Pulp	3,035	3,034	0%	2,856	6%	3,009	3,076	-2%
Paper and Packaging	7,089	6,176	15%	6,622	7%	6,555	6,950	-6%
Consumer Goods	18,567	6,387	191%	6,138	202%	18,393	6,458	185%
Domestic Market								
Pulp	2,849	2,812	1%	2,916	-2%	2,793	3,093	-10%
Paper and Packaging	6,132	6,155	0%	6,197	-1%	6,131	6,260	-2%
Consumer Goods	11,159	11,194	0%	11,377	-2%	11,054	11,349	-3%
Total								
Pulp	3,022	3,018	0%	2,860	6%	2,994	3,077	-3%
Paper and Packaging	6,610	6,165	7%	6,410	3%	6,336	6,609	-4%
Consumer Goods	16,798	11,127	51%	11,259	49%	14,997	11,278	33%

Average net price (US$/t)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	9M26	9M25	Δ Y-o-Y
Exports								
Pulp	591	601	-2%	524	13%	584	544	7%
Paper and Packaging	1,379	1,223	13%	1,215	13%	1,273	1,230	4%
Consumer Goods	3,612	1,265	186%	1,126	221%	3,573	1,143	213%
Domestic Market								
Pulp	555	557	0%	535	4%	543	547	-1%
Paper and Packaging	1,193	1,219	-2%	1,137	5%	1,191	1,108	7%
Consumer Goods	2,171	2,217	-2%	2,088	4%	2,147	2,009	7%
Total								
Pulp	588	598	-2%	525	12%	582	545	7%
Paper and Packaging	1,286	1,221	5%	1,176	9%	1,231	1,170	5%
Consumer Goods	3,268	2,203	48%	2,066	58%	2,913	1,996	46%

FX Rate R$/US$	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	9M26	9M25	Δ Y-o-Y
Closing	5.18	5.18	0%	5.32	-3%	5.18	5.32	-3%
Average	5.14	5.05	2%	5.45	-6%	5.15	5.65	-9%

Page 42 of 49

3Q26 EARNINGS RELEASE

suzano

APPENDIX 2 – Consolidated Income Statement and Goodwill Amortization

Income Statement (R$ '000)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y	9M26	9M25	Δ Y-o-Y
Net Revenue	**16,515,544**	**11,590,133**	**42%**	**12,153,145**	**36%**	**39,074,093**	**37,001,961**	**6%**
Cost of Goods Sold	(12,597,241)	(8,761,465)	44%	(8,453,761)	49%	(29,166,282)	(24,791,052)	18%
Gross Profit	**3,918,303**	**2,828,668**	**39%**	**3,699,384**	**6%**	**9,907,811**	**12,210,909**	**-19%**
Gross Margin	*24%*	*24%*	*-0.7 p.p.*	*30%*	*-7 p.p.*	*25%*	*33%*	*-8 p.p.*
Operating Expense/Income	**(2,314,908)**	**(40,037)**	**5682%**	**(1,729,849)**	**34%**	**(3,740,649)**	**(5,107,195)**	**-27%**
Selling Expenses	(1,206,435)	(813,147)	48%	(849,961)	42%	(2,771,626)	(2,443,093)	13%
General and Administrative Expenses	(1,146,358)	(556,623)	106%	(664,953)	72%	(2,385,784)	(1,985,970)	20%
Other Operating Income (Expenses)	45,861	1,334,957	-97%	(135,667)	—%	1,450,333	(409,782)	—%
Equity Equivalence	(7,976)	(5,224)	53%	(79,268)	-90%	(33,572)	(268,350)	-87%
EBIT	**1,603,395**	**2,788,631**	**-43%**	**1,969,535**	**-19%**	**6,167,162**	**7,103,714**	**-13%**
Depreciation, Amortization & Depletion	**3,735,596**	**3,132,602**	**19%**	**2,889,531**	**29%**	**9,674,850**	**8,226,217**	**18%**
EBITDA	**5,338,991**	**5,921,233**	**-10%**	**4,859,066**	**10%**	**15,842,012**	**15,329,931**	**3%**
EBITDA Margin	*32%*	*51%*	*-19 p.p.*	*40%*	*-8 p.p.*	*41%*	*41%*	*-1 p.p.*
Adjusted EBITDA[1]	**5,674,186**	**4,704,606**	**21%**	**5,200,296**	**9%**	**14,958,937**	**16,153,488**	**-7%**
Adjusted EBITDA Margin[1]	*34%*	*41%*	*-6 p.p.*	*43%*	*-8 p.p.*	*38%*	*44%*	*-5 p.p.*
Net Financial Result	**1,146,114**	**(10,420)**	**—%**	**1,051,781**	**9%**	**5,752,130**	**13,172,959**	**-56%**
Financial Revenues	509,516	523,754	-3%	462,095	10%	1,519,283	1,284,207	18%
Financial Expenses	(1,842,761)	(1,705,981)	8%	(1,823,415)	1%	(5,353,673)	(5,069,939)	6%
Net Proceeds Generated by Derivatives	2,499,863	976,349	156%	1,079,117	132%	6,501,811	7,431,622	-13%
Exchange Rate Variation	(20,504)	195,458	—%	1,333,984	—%	3,084,709	9,527,069	-68%
Earnings Before Taxes	**2,749,509**	**2,778,211**	**-1%**	**3,021,316**	**-9%**	**11,919,292**	**20,276,673**	**-41%**
Income and Social Contribution Taxes	**(665,554)**	**(970,745)**	**-31%**	**(1,059,929)**	**-37%**	**(3,715,880)**	**(6,955,155)**	**-47%**
Net Income (Loss)	**2,083,955**	**1,807,466**	**15%**	**1,961,387**	**6%**	**8,203,412**	**13,321,518**	**-38%**
Net Margin	*13%*	*16%*	*-3 p.p.*	*16%*	*-4 p.p.*	*21%*	*36%*	*-15 p.p.*

(1) Excluding non-recurring items and PPA effects.

Goodwill amortization - PPA (R$ '000)	3Q26	2Q26	Δ Q-o-Q	3Q25	Δ Y-o-Y
COGS	(494,861)	(97,059)	410%	(119,676)	314%
Selling Expenses	(209,533)	(210,066)	0%	(210,282)	0%
General and administrative expenses	(1,068)	(1,156)	-8%	(1,215)	-12%
Other operational revenues (expenses)	32,786	10,413	215%	7,785	321%

(1) The total PPA amount regarding the business combination with Arbex was R$303 million in 3Q26.

Page 43 of 49

3Q26 EARNINGS RELEASE
suzano

APPENDIX 3 – Consolidated Balance Sheet

Assets (R$ '000)	09/30/2026	06/30/2026	09/30/2025
Current Assets			
Cash and cash equivalents	13,406,218	16,645,571	15,838,866
Financial investments	7,781,720	9,623,714	7,734,686
Trade accounts receivable	8,469,460	6,214,486	6,129,481
Inventories	10,825,515	8,659,835	8,955,941
Recoverable taxes	832,163	860,433	962,181
Recoverable income taxes	1,172,183	858,585	525,979
Derivative financial instruments	4,108,590	3,109,949	1,363,240
Advance to suppliers	121,221	104,050	87,696
Other assets	1,492,531	783,477	977,159
Total Current Assets	**48,209,601**	**46,860,100**	**42,575,229**
Non-Current Assets			
Financial investments	370,135	348,297	317,098
Recoverable taxes	814,204	924,429	965,156
Deferred taxes	946,252	122,709	1,479,244
Derivative financial instruments	9,047,545	8,794,443	6,753,164
Advance to suppliers	3,294,943	3,179,413	2,682,250
Judicial deposits	414,426	417,696	576,227
Call option	803,040	—	—
Other assets	438,826	193,814	191,775
Biological assets	27,490,120	27,631,695	24,445,461
Investments	1,002,311	1,128,854	1,422,565
Property, plant and equipment	74,971,248	63,694,980	64,459,518
Right of use on lease agreements	5,588,855	5,215,078	5,341,832
Intangible	17,194,958	12,534,267	13,207,399
Total Non-Current Assets	**142,376,863**	**124,185,675**	**121,841,689**
Total Assets	**190,586,464**	**171,045,775**	**164,416,918**

Liabilities and Equity (R$ '000)	09/30/2026	06/30/2026	09/30/2025
Current Liabilities			
Trade accounts payable	8,728,141	5,585,058	5,428,821
Loans, financing and debentures	4,639,876	4,327,219	3,790,079
Accounts payable for lease operations	971,565	876,526	846,668
Derivative financial instruments	1,192,092	1,164,069	1,188,743
Taxes payable	391,875	173,124	184,302
Income taxes payable	380,075	70,181	239,249
Payroll and charges	1,497,065	864,329	1,062,163
Dividends payable	7,351	7,352	1,992
Advance from customers	—	120,269	168,785
Other liabilities	1,206,374	683,783	409,779
Total Current Liabilities	**19,014,414**	**13,871,910**	**13,320,581**
Non-Current Liabilities			
Loans, financing and debentures	93,202,971	88,378,903	89,172,126
Accounts payable for lease operations	6,155,682	5,830,892	5,999,074
Derivative financial instruments	6,335,857	7,274,267	6,434,548
Provision for judicial liabilities	2,753,748	2,755,699	2,818,263
Taxes payable	49,365	—	—
Actuarial liabilities	885,437	753,384	742,593
Deferred taxes	3,922,347	1,642,469	—
Share-based compensation plans	350,943	304,921	368,732
Provision for loss on investments in subsidiaries	—	—	5,188
Other liabilities	470,175	381,817	297,388
Total Non-Current Liabilities	**114,126,525**	**107,322,352**	**105,837,912**
Total Liabilities	**133,140,939**	**121,194,262**	**119,158,493**
Shareholders' Equity			
Share capital	24,250,120	24,250,120	19,235,546
Capital reserves	81,660	76,870	69,181
Treasury shares	(1,690,481)	(1,625,577)	(1,511,146)
Retained earnings reserves	20,103,660	20,103,660	12,978,898
Other reserves	600,709	763,531	944,961
Retained earnings	8,282,185	6,129,289	13,400,962
Controlling shareholders'	**51,627,853**	**49,697,893**	**45,118,402**
Non-controlling interest	5,817,672	153,620	140,023
Total Equity	**57,445,525**	**49,851,513**	**45,258,425**
Total Liabilities and Equity	**190,586,464**	**171,045,775**	**164,416,918**

Page 44 of 49

3Q26 EARNINGS RELEASE

APPENDIX 4 – Consolidated Statement of Cash Flow

Cash Flow (R$ '000)	3Q26	3Q25	9M26	9M25
OPERATING ACTIVITIES				
Net income (loss) for the period	**2,083,955**	**1,961,387**	**8,203,412**	**13,321,518**
Depreciation, depletion and amortization	3,612,171	2,779,280	9,383,570	7,948,316
Depreciation of right of use	123,425	110,251	291,280	277,901
Interest expense on lease liabilities	100,802	117,012	333,734	347,320
Result from the sale and write-off of non-current assets	42,261	148,129	(146,036)	272,228
Income (expense) from associates and joint ventures	7,976	79,268	33,572	268,350
Exchange rate and monetary variations, net	20,504	(1,333,984)	(3,084,709)	(9,527,069)
Interest expenses on financing, loans and debentures	1,538,228	1,540,427	4,414,775	4,399,815
Capitalized loan costs	(6,436)	(79,290)	(50,725)	(205,409)
Accrual of interest on marketable securities	(281,517)	(253,344)	(929,622)	(769,940)
Amortization of transaction costs, premium and discounts	32,982	27,742	117,573	75,916
Derivative (gains) loss, net	(2,499,863)	(1,079,117)	(6,501,811)	(7,431,622)
Fair value adjustment of biological assets	—	—	(1,157,728)	73,248
Deferred income tax and social contribution	401,667	898,021	3,426,100	6,482,713
Interest on actuarial liabilities	21,676	19,822	62,099	59,466
Provision (reversal) for judicial liabilities, net	38,434	(4,979)	66,768	(41,620)
Provision (reversal) for doubtful accounts, net	4,614	57,961	(23,920)	103,502
Provision for inventory losses, net	56,276	10,237	72,469	24,031
Provision for loss of ICMS credits, net	33,613	67,729	29,757	151,669
Premium expenses on early settlements	74,575	89,026	204,416	89,026
Other	9,639	31,779	53,691	65,633
Decrease (increase) in assets	**325,708**	**499,755**	**150,607**	**682,815**
Trade accounts receivable	157,791	980,505	373,343	1,876,639
Inventories	341,438	(328,578)	(20,871)	(730,937)
Recoverable taxes	(208,617)	(117,618)	(362,928)	(334,268)
Other assets	35,096	(34,554)	161,063	(128,619)
Increase (decrease) in liabilities	**(121,290)**	**(116,231)**	**418,310**	**22,403**
Trade accounts payable	(158,338)	(303,813)	642,961	101,422
Taxes payable	(43,857)	(26,758)	(136,897)	287,155
Payroll and charges	269,720	205,790	4,427	(164,546)
Other liabilities	(188,815)	8,550	(92,181)	(201,628)
Cash generated from operations	**5,619,400**	**5,570,881**	**15,367,582**	**16,690,210**
Payment of interest on financing, loans and debentures	(1,818,563)	(1,865,892)	(4,447,630)	(4,753,232)
Capitalized loan costs paid	6,436	79,290	50,725	205,409
Premium expenses on early settlements	(74,575)	(89,026)	(204,416)	(89,026)
Interest received on marketable securities	461,964	386,315	825,142	969,141
Payment of income tax and social contribution	(69,691)	(47,311)	(197,089)	(229,980)
Cash provided by operating activities	**4,124,971**	**4,034,257**	**11,394,314**	**12,792,522**
INVESTING ACTIVITIES				
Additions to property, plant and equipment	(421,860)	(806,171)	(2,239,468)	(3,424,570)
Additions to intangible	(380,986)	(37,495)	(452,371)	(59,574)
Additions to biological assets	(1,890,978)	(2,639,320)	(5,508,253)	(6,281,750)
Proceeds from sales of property, plant and equipment and biological assets	80,170	35,778	330,882	114,236
Capital increase in affiliates	—	(14,640)	(2,500)	(21,979)
Marketable securities, net	1,683,315	299,101	2,214,873	5,093,946
Advances for acquisition (receipt) of wood from operations with development and partnerships	(121,251)	(100,029)	(554,506)	(224,669)
Acquisition of other investments	—	(9,392)	—	(9,392)
Dividends received	—	—	3,854	8,835
Net cash from acquisition of subsidiaries	(3,844,390)	—	(3,844,390)	—
Acquisition of purchase rights	(805,514)	—	(805,514)	—
Cash used in investing activities	**(5,701,494)**	**(3,272,168)**	**(10,857,393)**	**(4,804,917)**
FINANCING ACTIVITIES				
Proceeds from loans, financing and debentures	190,540	9,663,363	3,087,472	22,324,556
Proceeds (payment) of derivative transactions	368,449	91,508	1,134,652	370,789
Payment of loans, financing and debentures	(1,716,019)	(6,261,906)	(3,385,149)	(19,600,013)
Payment of leases	(371,354)	(346,129)	(1,080,282)	(1,059,908)
Payment for the acquisition of assets and subsidiaries.	(18,415)	(20,668)	(18,415)	(20,668)
Shares repurchased	(64,904)	—	(198,445)	(191,918)
Cash provided (used) by financing activities	**(1,611,703)**	**3,126,164**	**(1,845,174)**	**(385,320)**
Increase (decrease) in cash and cash equivalents, net	**(3,188,226)**	**3,888,253**	**(1,308,253)**	**7,602,285**
At the beginning of the period	16,645,571	12,283,589	15,179,753	9,018,818
Exchange variation on cash and cash equivalents	**(51,127)**	**(332,976)**	**(465,282)**	**(782,237)**
At the end of the period	13,406,218	15,838,866	13,406,218	15,838,866
Increase (decrease) in cash and cash equivalents, net	**(3,188,226)**	**3,888,253**	**(1,308,253)**	**7,602,285**

Page 45 of 49

3Q26 EARNINGS RELEASE

APPENDIX 5 – EBITDA

(R$ '000, except where otherwise indicated)	3Q26	3Q25	9M26	9M25
Net income	2,083,955	1,961,387	8,203,412	13,321,518
Net Financial Result	(1,146,114)	(1,051,781)	(5,752,130)	(13,172,959)
Income and Social Contribution Taxes	665,554	1,059,929	3,715,880	6,955,155
EBIT	**1,603,395**	**1,969,535**	**6,167,162**	**7,103,714**
Depreciation, Amortization and Depletion	3,735,596	2,889,531	9,674,850	8,226,217
EBITDA[1]	**5,338,991**	**4,859,066**	**15,842,012**	**15,329,931**
EBITDA Margin	*32%*	*40%*	*41%*	*41%*
Fair Value Update - Biological Asset	—	—	(1,157,728)	73,248
Write-off of stacked wood inventory	(5,087)	13,823	20,929	16,353
Equity method	7,976	79,268	33,572	268,350
Extinction of packaging business line	—	56	60	106
Expenses on Asset Acquisition and Business Combinations	236,656	32,226	295,867	41,423
Effective loss of the development contract advance program	—	—	277	181
Restructuring Expenses	19,778	—	64,159	—
Extemporaneous tax credits	—	—	(23,930)	—
Impairment of subsidiaries	—	12,805	—	88,871
Provision for loss of ICMS credits, net	33,612	67,729	29,756	151,669
Income from disposal and write-off of non-current assets	42,261	135,323	(146,036)	183,356
Adjusted EBITDA	**5,674,186**	**5,200,296**	**14,958,937**	**16,153,488**
Adjusted EBITDA Margin	*34%*	*43%*	*38%*	*44%*

(1) The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

Page 46 of 49

APPENDIX 6 – Segmented Income Statement

Segmented Income Statement (R$ '000)	3Q26						3Q25					
	Pulp	Paper and Packaging	Consumer Goods	Intersegment Adjustments	Non Segmented	Total Consolidated	Pulp	Paper and Packaging	Consumer Goods	Intersegment Adjustments	Non Segmented	Total Consolidated
Net Revenue	**9,640,370**	**2,470,122**	**5,018,400**	**(613,348)**	**—**	**16,515,544**	**9,231,227**	**2,386,106**	**717,046**	**(181,234)**	**—**	**12,153,145**
Cost of Goods Sold	(6,885,296)	(2,008,744)	(4,189,145)	485,944	—	(12,597,241)	(6,392,777)	(1,736,229)	(505,989)	181,234	—	(8,453,761)
Gross Profit	**2,755,074**	**461,378**	**829,255**	**(127,404)**	**—**	**3,918,303**	**2,838,450**	**649,877**	**211,057**	**—**	**—**	**3,699,384**
Gross Margin	29%	19%	17%	—%	—%	24%	31%	27%	29%	—%	—%	30%
Operating Expense/Income	**(980,737)**	**(383,640)**	**(950,531)**	**—**	**—**	**(2,314,908)**	**(1,170,568)**	**(363,192)**	**(196,089)**	**—**	**—**	**(1,729,849)**
Selling Expenses	(520,286)	(194,666)	(491,483)	—	—	(1,206,435)	(536,057)	(167,637)	(146,267)	—	—	(849,961)
General and Administrative Expenses	(454,418)	(184,719)	(507,221)	—	—	(1,146,358)	(444,002)	(169,893)	(51,058)	—	—	(664,953)
Other Operating Income (Expenses)	4,162	(6,474)	48,173	—	—	45,861	(106,979)	(29,924)	1,236	—	—	(135,667)
Equity Equivalence	(10,195)	2,219	—	—	—	(7,976)	(83,530)	4,262	—	—	—	(79,268)
EBIT	**1,774,337**	**77,738**	**(121,276)**	**(127,404)**	**—**	**1,603,395**	**1,667,882**	**286,685**	**14,968**	**—**	**—**	**1,969,535**
Depreciation, Amortization & Depletion	**2,945,062**	**187,336**	**686,185**	**(82,987)**	**—**	**3,735,596**	**2,587,612**	**226,377**	**75,542**	**—**	**—**	**2,889,531**
EBITDA	**4,719,399**	**265,074**	**564,909**	**(210,391)**	**—**	**5,338,991**	**4,255,494**	**513,062**	**90,510**	**—**	**—**	**4,859,066**
EBITDA Margin	49%	11%	11%	34%	—%	32%	46%	22%	13%	—%	—%	40%
Adjusted EBITDA[1]	**4,805,244**	**276,541**	**802,792**	**(210,391)**	**—**	**5,674,186**	**4,461,660**	**532,447**	**206,189**	**—**	**—**	**5,200,296**
Adjusted EBITDA Margin[1]	50%	11%	16%	34%	—%	34%	48%	22%	29%	—%	—%	43%
Net Financial Result	**—**	**—**	**—**	**—**	**1,146,114**	**1,146,114**	**—**	**—**	**—**	**1,051,781**	**—**	**1,051,781**
Earnings Before Taxes	**1,774,337**	**77,738**	**(121,276)**	**(127,404)**	**1,146,114**	**2,749,509**	**1,667,882**	**286,685**	**14,968**	**1,051,781**	**—**	**3,021,316**
Income and Social Contribution Taxes	—	—	—	—	(665,554)	(665,554)	—	—	—	(1,059,929)	—	(1,059,929)
Net Income (Loss)	**1,774,337**	**77,738**	**(121,276)**	**(127,404)**	**480,560**	**2,083,955**	**1,667,882**	**286,685**	**14,968**	**(8,148)**	**—**	**1,961,387**
Net Margin	18%	3%	-2%	21%	—%	13%	18%	12%	2%	4%	—%	16%

(1) Excluding non-recurring items and PPA effects.

Page 47 of 49

APPENDIX 7 – Income Statement - Consumer Goods (Arbex + Brazil)

Segmented Income Statement (R$ '000)	Consumer Goods				
	3Q26	2Q26 pro forma (3)	Δ Q-o-Q	3Q25 pro forma (3)	Δ Y-o-Y
Net Revenue	**5,018,399**	**4,788,212**	**5%**	**5,229,799**	**-4%**
Cost of Goods Sold	(4,189,144)	(3,531,213)	19%	(3,862,063)	8%
Gross Profit	**829,255**	**1,257,000**	**-34%**	**1,367,736**	**-39%**
Gross Margin	*17%*	*26%*	*-9.8 p.p.*	*26%*	*-9.7 p.p.*
Operating Expense/Income	**(950,528)**	**(785,363)**	**21%**	**(843,307)**	**13%**
Selling Expenses	(491,481)	(489,411)	—%	(494,544)	-1%
General and Administrative Expenses	(507,220)	(298,062)	70%	(348,631)	45%
Other Operating Income (Expenses)	48,174	2,110	—%	(132)	—%
Equity Equivalence	—	—	—%	—	—%
EBIT	**(121,273)**	**471,637**	**—%**	**524,429**	**—%**
Depreciation, Amortization & Depletion[1]	**686,185**	199,178	245%	190,341	261%
EBITDA[2]	**564,912**	**670,815**	**-16%**	**714,770**	**-21%**
EBITDA Margin[2]	*11%*	*14%*	*-2.7 p.p.*	*14%*	*-2.4 p.p.*
Adjusted EBITDA[2]	**802,790**	**713,867**	**12%**	**747,055**	**7%**
Adjusted EBITDA Margin[2]	*16%*	*15%*	*1.0 p.p.*	*14%*	*2.0 p.p.*

(1) Includes PPA effects/amortization.

(2) Excludes non-recurring items and PPA effects.

(3) Arbex was consolidated as of July 1, 2026, and therefore the transaction affected the Company's financial position as of September 30, 2026. Nevertheless, to provide better comparability of the Consumer Goods segment's performance in 3Q26 with the comparative periods of 2Q26 and 3Q25, the information in the table includes the *pro forma* view of Arbex's economic performance in these periods. Unaudited information. Further details are available in the Notice to the Market of October 21, 2026.

Page 48 of 49

Forward-Looking Statements This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties due to which such expectations may not happen at all or may substantially differ from what was expected. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors. 3Q26 EARNINGS RELEASE Page 49 of 49